FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 8, 2005, Series 2005-6	**333-126443**

Name of Person Filing the Document
(If Other than the Registrant)



05066294



SEC MAIL
RECEIVED
PROCESSING
SEP 1 2 2005
WASH., D.C.
199
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: September 8, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


Merrill Lynch

Part I of II


SEC
RECEIVED
PROCESSING
WASH., D.C.
SECTION

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 30, 2005



IMPORTANT NOTICES

This document and the information contained herein (the "Computational Materials") are confidential and may not be used by or disclosed to any person other than the person to whom they were originally delivered and such person's legal, tax, financial and/or accounting advisors. If you have received these Computational Materials in error, please notify the sending party immediately by telephone and return the original to such party by mail. Notwithstanding the foregoing, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the securities, and all materials of any kind relating to such federal tax treatment and structure, other than the identity of the issuer and information that would permit the identification of the issuer.

These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and is subject to completion or change. The information in these Computational Materials supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

$[1,717,619,000] *(Approximate)*

Characteristics of the Bonds (1)(2)

Class [1]	Original Principal Balance [4]	Coupon	Tranche Type	WAL to call (years) [6]	Principal Window (mos.)[6]	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A-1	$1,057,433,000	(3)(5)(7)	Wrapped Senior	2.20	54	9/2035	[AAA/Aaa]
1-A-2	$100,000,000	(3)(5)(7)	Wrapped Senior Uncapped	2.20	54	9/2035	[AAA/Aaa]
1-M-1	$141,297,000	(3)(5)	Mezzanine	2.20	54	9/2035	[AA/Aa2]
1-M-2	$20,293,000	(3)(5)	Mezzanine	2.20	54	9/2035	[AA-/Aa2]
1-M-3	$59,375,000	(3)(5)	Mezzanine	2.20	54	9/2035	[A+/Aa3]
1-M-4	$54,865,000	(3)(5)	Mezzanine	2.20	54	9/2035	[A/A2]
1-M-5	$25,554,000	(3)(5)	Mezzanine	2.20	54	9/2035	[A-/A3]
1-B-1	$29,312,000	(3)(5)	Subordinate	2.20	54	9/2035	[BBB+/Baa1]
1-B-2	$15,031,000	(3) (5)	Subordinate	2.20	54	9/2035	[BBB/Baa2]
	$1,503,160,000						
2-A-1	$100,812,000	(4)(5)	Super Senior	4.35	85	9/2035	[AAA/Aaa]
2-A-2	$36,858,000	(4)(5)	Support Senior	4.35	85	9/2035	[-- / Aaa]
2-M-1	$24,133,000	(4)(5)	Mezzanine	4.35	85	9/2035	[-- / Aa2]
2-M-2	$21,940,000	(4)(5)	Mezzanine	4.35	85	9/2035	[-- / A2]
2-B-1	$17,552,000	(4)(5)	Subordinate	4.35	85	9/2035	[-- / Baa2]
2-B-2	$13,164,000	(4)(5)	Subordinate	4.35	85	9/2035	[-- / Baa3]
	$214,459,000						
Total	**$1,717,619,000**						

Notes:

(1) The Class 1-A-1 Bonds and Class 1-A-2 Bonds (together, the "Class 1-A Bonds"); the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4 and Class 1-M-5 Bonds (collectively, the "Class 1-M Bonds"); the Class 1-B-1 Bonds and Class 1-B-2 Bonds (together, the "Class 1-B Bonds" and, collectively with the Class 1-A Bonds and Class 1-M Bonds, the "Group 1 Bonds") are backed primarily by the cash flows from the Group 1 Mortgage Loans; the Class 2-A-1 Bonds and Class 2-A-2 Bonds (together, the "Class 2-A Bonds"); the Class 2-M-1 Bonds and Class 2-M-2 Bonds (together, the "Class 2-M Bonds"); the Class 2-B-1 Bonds and Class 2-B-2 Bonds (together, the "Class 2-B Bonds" and, collectively with the Class 2-A Bonds and Class 2-M Bonds, the "Group 2 Bonds") are backed primarily by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under the "Group 1 Priority of Payments" and "Group 2 Priority of Payments" herein, cash flows from one loan group may be used to cover Realized Losses (as defined herein) in the other loan group.

(2) Subject to the following sentence, the Bond principal balances are subject to a +/-5% variance. The principal balances of the Class 1-A-1 Bonds and Class 1-A-2 Bonds will be sized according to investor demand, provided that the aggregate principal balance of such Bonds is subject to the +/-5% variance.

(3) The Group 1 Bonds (other than the Class 1-A-2 Bonds) are subject to a cap equal to the lesser of (i) 11.00% and (ii) the applicable Available Funds Rate (as described below).

(4) The Group 2 Bonds are subject to a cap equal to the lesser of (i) 10.25% and (ii) the applicable Available Funds Rate (as described below).

(5) The Bonds will be priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1 Bonds, Class 1-A-2, Class 2-A-1 and Class 2-A-2 Bonds will double, and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1, Class 1-B-2, Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds will increase by 1.5x.

(6) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein, and priced to call.

(7) The Class 1-A Bonds will benefit from a Bond Insurance Policy provided by Ambac Assurance Corporation.

Trust: Impac CMB Trust Series 2005-6.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Countrywide Home Loans Servicing LP will act as initial sub-servicer with respect to primarily all of the Group 1 Mortgage Loans. On or about December 1, 2005, the sub-servicing of primarily all of the Group 1 Mortgage Loans will transfer to GMAC Mortgage Corporation. Midland Loan Services, Inc. will sub-service all of the Group 2 Mortgage Loans.

Co-Lead Managers: Merrill Lynch Pierce, Fenner & Smith Incorporated.
Bear, Stearns & Co. Inc.

Co-Manager: UBS Investment Bank.

Indenture Trustee: Wells Fargo Bank, National Association.

Swap Counterparty: [______________________]. The Swap Counterparty will be rated at least "A" by Standard and Poor's and at least "A2" by Moody's Investors Service.

Owner Trustee: Wilmington Trust Company.

Bond Insurer: Ambac Assurance Corporation.

Bonds: The Bonds will consist of (i) the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds (collectively, the "Group 1 Bonds") and (ii) the Class 2-A-1, Class 2-A-2, Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds (collectively, the "Group 2 Bonds).

Bond Insurance Policy: The bond guaranty insurance policy issued by the Bond Insurer for the benefit of the Class 1-A Bondholders.

Certificates: The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.

Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof, provided that any class of Bonds must be purchased in a minimum total investment of $100,000.

Tax Status: For federal income tax purposes, the Bonds will be characterized as indebtedness.

ERISA Eligibility: The Bonds are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.

SMMEA Treatment: The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.

Sample Pool Calculation Date: August 1, 2005.

Cut-off Date: For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2005 or the origination date of such Mortgage Loan. The Trust will be entitled to all payments due after August 1, 2005.

Expected Closing Date: On or about September [9], 2005.

Payment Date: The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in September 2005.

Accrued Interest: The price to be paid by investors on the Closing Date for the Bonds will not include accrued interest. The Bonds will settle flat.

Accrual Period: With respect to any Payment Date and each class of Bonds, the period from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date.

Due Date: With respect to each Mortgage Loan, the day of the month on which each scheduled monthly payment is due.

Optional Termination:

Subject to any restrictions set forth in the transaction documents, at its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase the Group 1 Mortgage Loans from the trust, effecting an early retirement of the Group 1 Bonds, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Group 1 Mortgage Loans has been reduced to less than or equal to 20% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in August 2015.

Subject to any restrictions set forth in the transaction documents, at its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase the Group 2 Mortgage Loans from the trust, effecting an early retirement of the Group 2 Bonds, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Group 2 Mortgage Loans has been reduced to less than or equal to 20% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in August 2015.

Pricing Prepayment Speed:

The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR; and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments for the first 12 months after the origination date of such mortgage loan, 10% CPR on the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter; provided, however, that with respect to $[23,761,747] of Group 2 Mortgage Loans, the prepayment vector will assume no prepayments for the first 60 months after the origination date of such mortgage loan and 30% CPR thereafter.

Mortgage Loans:

The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $[1,722,555,599.52], of which: (a) approximately $[200,000,263.34], $[1,300.000,404.51] and $[3,159,726.96], respectively, consist of a pool of fixed-rate, first lien residential mortgage loans, adjustable-rate, first-lien residential mortgage loans and fixed-rate, second-lien residential mortgage loans, respectively (the "Group 1 Mortgage Loans"); and (b) approximately $[219,395,204.71] consist of a pool of adjustable-rate, multifamily loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The characteristics of the Mortgage Loans as of the Sample Pool Calculation Date are described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate:

The Bond Interest Rate for each Class of Bonds (other than the Class 1-A-2 Bonds) on any Payment Date will be equal to the least of (a) one-month LIBOR plus the related margin, (b) the applicable Available Funds Rate and (c) a fixed cap of 11.00% per annum on the Group 1 Bonds and a fixed cap of 10.25% per annum on the Group 2 Bonds. The Bond Interest Rate on the Class 1-A-2 Bonds for any Payment Date will be equal to one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), subject to the provisions of "Class 1-A-2 Bonds" below.

Class 1-A-2 Bonds:

The Class 1-A-2 Bonds will benefit from a special derivative contract (the "Class 1-A-2 Derivative Contract"), which will pay sufficient amounts to uncap the Bond Interest Rate on the Class 1-A-2 Bonds provided there is no default under the Class 1-A-2 Derivative Contract. So long as there is no default under the Class 1-A-2 Derivative Contract, the Class 1-A-2 Bonds will not be subject to a maximum rate or the Group 1 Available Funds Rate. In the event of a default under the Class 1-A-2 Derivative Contract, the bond margin on the Class 1-A-2 Bonds will be increased and the Bond Interest Rate will be subject to a maximum rate and the Group 1 Available Funds Rate.

Premium Rate:

Approximately [11.60]% of the Group 1 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loan Group, weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the beginning of the related due period. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately [0.121]%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate:

The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.25%] for the fixed-rate, first lien residential Mortgage Loans, approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans, and approximately [0.75%] for the fixed-rate, second-lien residential Mortgage Loans), (b) a master servicing fee rate of [0.03]%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Premium Rate, (e) the fee payable to the Bond Insurer in respect of the Bond Insurance Policy times a fraction equal to (1) the principal balance of the Class 1-A Bonds over (2) the aggregate principal balance of the Group 1 Mortgage Loans, (f) the fee payable to the Class 1-A-2 Derivative Contract Provider in respect of the Class 1-A-2 Derivative Contract times a fraction equal to (1) the principal balance of the Class 1-A-2 Bonds over (2) the aggregate principal balance of the Group 1 Mortgage Loans and (g) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans.

Group 2 Net Mortgage Rate:

The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.14%] as of the Cut-off Date), (b) a master servicing fee rate of [0.03]%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: On any Payment Date and for the Group 1 Bonds, the per annum rate equal to the product of (i) the product of (1) the Group 1 Net Mortgage Rate and (2) a fraction equal to (x) the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related Due Period divided by (y) the aggregate Bond Principal Balance of the Group 1 Bonds immediately prior to such Payment Date, and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Group 2 Available Funds Rate: On any Payment Date and for the Group 2 Bonds, the per annum rate equal to the product of (i) the product of (1) the Group 2 Net Mortgage Rate and (2) a fraction equal to (x) the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related Due Period divided by (y) the aggregate Bond Principal Balance of the Group 2 Bonds immediately prior to such Payment Date, and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Available Funds Rate: Either of the Group 1 Available Funds Rate or the Group 2 Available Funds Rate, as applicable.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds (other than the Class 1-A-2 Bonds, so long as the Class 1-A-2 Derivative Contract has not defaulted), resulting from any excess of (a) interest at the least of (i) LIBOR plus the related margin and (ii) 11.00% for the Group 1 Bonds and 10.25% for the Group 2 Bonds over (b) interest at the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent payment dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds and the Group 2 Bonds (together, the "Derivative Contracts"). The Derivative Contracts will be divided into two groups, the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts". The Group 1 Derivative Contracts will have an initial aggregate notional balance of $1,022,083,850 in respect of the Payment Date in September 25,

2005 and will increase for one period, then decline thereafter. The Group 2 Derivative Contracts will have an initial aggregate notional balance of $183,965,250 in respect of the Payment Date in September 25, 2005 and will decline thereafter. Payments under the Derivative Contracts will be made pursuant to the formulas described in the prospectus supplement.

None of the Derivative Contracts will have a remaining term in excess of [60] months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds and the aggregate notional balance of the Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 2 Bonds.

Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds any Basis Risk Shortfall Amounts, first *pro rata* to the Class 1-A-1 Bonds and Class 1-A-2 Bonds (provided that, with respect to the Class 1-A-2 Bonds, there is a default under the Class 1-A-2 Derivative Contract), then sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds. So long as there is no default under the Class 1-A-2 Derivative Contract, Basis Risk Shortfall Amounts on the Class 1-A-2 Bonds will be paid to the Class 1-A-2 Derivative Contract counterparty. Any amounts received on the Group 1 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 1 Bonds.

Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 2 Bonds any Basis Risk Shortfall Amounts, first, *pro rata*, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds; then sequentially to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds. Any amounts received on the Group 2 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 2 Bonds.

In addition, the Class 1-A-2 Bonds will benefit from the Class 1-A-2 Derivative Contract as described above under "Class 1-A-2 Bonds".

Cross-Collateralization: On each Payment Date, Crossable Excess from each Loan Group may be available to cover Crossable Losses on mortgage loans in the non-related Loan Group as follows: if on such Payment Date one Loan Group has Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the Loan Group with Crossable Excess to the Loan Group with Crossable Losses, up to the amount of such Crossable Losses.

Cross-Collateralized Loss Payments: For any Payment Date and each Loan Group, the amount, if any, of Crossable Excess from such Loan Group available to cover Crossable Losses in the other Loan Group as provided in "Cross-Collateralization" above.

Crossable Excess: With respect to each Loan Group and any Payment Date, an amount equal to the related Net Monthly Excess Cash Flow remaining after clause (6) of "Group 1 Priority of Payments" and clause (5) of "Group 2 Priority of Payments," respectively, below.

Crossable Losses: With respect to any Loan Group and any Payment Date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related due period, to the extent unreimbursed by related Net Monthly Excess Cash Flow on that Payment Date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non-related Net Monthly Excess Cash Flow on prior payment dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

For the Group 1 Bonds

1) ***Subordination***

The Class 1-B-2, Class 1-B-1, Class 1-M-5, Class 1-M-4, Class 1-M-3, Class 1-M-2 and Class 1-M-1 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
1-A	[AAA/Aaa]	23.50%
1-M-1	[AA/Aa2]	14.10%
1-M-2	[AA-/Aa2]	12.75%
1-M-3	[A+/Aa3]	8.80%
1-M-4	[A/A2]	5.15%
1-M-5	[A-/A3]	3.45%
1-B-1	[BBB+/Baa1]	1.50%
1-B-2	[BBB/Baa2]	0.50%

2) ***Overcollateralization***

At Closing, the initial Group 1 Overcollateralization Amount will be approximately [0.00]%. On and after the September 2005 Payment Date, the required Group 1 overcollateralization target and floor will be equal to [0.50]% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-Off Date.

3) ***Excess Cash Flow***

Group 1 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" below.

4) ***The Bond Insurance Policy***

The Bond Insurer will unconditionally and irrevocably guarantee (a) interest on the Class 1-A Bonds at the applicable Bond Interest Rate (other than any prepayment interest shortfalls or Relief Act shortfalls), (b) all losses allocated to the Class 1-A Bonds not covered by Excess Cashflow or Overcollateralization and (c) amounts due on the Bonds on the Payment Date in September 2035.

For the Group 2 Bonds

1) Subordination

The Class 2-B-2, Class 2-B-1, Class 2-M-2, Class 2-M-1 and Class 2-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
2-A-1	AAA/Aaa	55.55%
2-A-2	--/Aaa	38.75%
2-M-1	--/Aa2	27.75%
2-M-2	--/A2	17.75%
2-B-1	--/Baa2	9.75%
2-B-2	--/Baa3	3.75%

2) Overcollateralization

At Closing, the initial Group 2 Overcollateralization Amount will be approximately [2.25]%. On and after the September 2005 Payment Date, the required Group 2 overcollateralization target will be equal to [3.75]% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and remain at [3.75]% through the Payment Date prior to the Group 2 Stepdown Date.

Stepdown of Group 2 overcollateralization: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 overcollateralization target will equal the greater of (i) an amount equal to [7.50]% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in September 2012, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

Group 2 Trigger Event: Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 overcollateralization target will be equal to the Group 2 overcollateralization target on the Payment Date immediately preceding the Payment Date on which such Group 2 Trigger Event was in effect.

3) Excess Cash Flow

Group 2 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 2 Priority of Payments" below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a loan group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such loan group, (ii) second, by Excess Cash Flow relating to the non-related loan group (subject to the allocation priorities set forth in the "Priority of Payments" and the "Cross-Collateralization" sections herein) and (iii) last, by the reduction of overcollateralization.

Following the reduction of any Group 1 overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied, first, to the Class 1-B-2 Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 1-B-1 Bonds until the Bond Principal Balance of such Class has been reduced to zero, third, to the Class 1-M-5 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 1-M-4 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 1-M-3 Bonds until the Bond Principal Balance of such class has been reduced to zero, sixth, to the Class 1-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero and seventh, to the Class 1-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Following the application of allocable Realized Losses on the Group 1 Mortgage Loans as set out in the preceding paragraph, all further allocable Realized Losses on the Group 1 Mortgage Loans will be covered by the Bond Insurance Policy.

Following the reduction of any Group 2 overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied first, to the Class 2-B-2 Bonds until the

Bond Principal Balance of such Class has been reduced to zero, second, to the Class 2-B-1 Bonds until the Bond Principal Balance of such Class has been reduced to zero; third, to the Class 2-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 2-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 2-A-2 Bonds until the Bond Principal Balance of such class has been reduced to zero and, sixth, to the Class 2-A-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Allocated Realized Loss Amounts: With respect to any class of Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 1 Bonds (such amount, the "Group 1 Principal Distribution Amount").

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 1 Priority of Payments: Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, net derivative, bond insurance and lender-paid mortgage insurance premium fees) will be distributed in the following priority:

1. Group 1 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds;
2. From Group 1 principal distribution amount, to pay **principal** to the Group 1 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 1 net monthly excess cash flow, to the Bond Insurer, as reimbursement for any amounts due and owing under the Bond Insurance Policy;
4. From Group 1 net monthly excess cash flow, to pay **Realized Losses** to the Group 1 Bonds for the current period;
5. From Group 1 net monthly excess cash flow, as **additional principal** to the Group 1 Bonds, on a *pro rata* basis, to build or restore Group 1 overcollateralization to the required Group 1 overcollateralization target amount;
6. Any remaining Group 1 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, in respect of **Allocated Realized Loss Amounts**;
7. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 2 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
8. Any remaining Group 1 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
9. Any remaining Group 1 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
10. Any remaining Group 1 net monthly excess cash flow, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts** for such Bonds;
11. Any remaining Group 1 net monthly excess cash flow, to the Certificates.

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and net derivative fees) will be distributed in the following priority:

1. Group 2 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, and then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds;
2. From Group 2 principal distribution amount, to pay **principal** to the Group 2 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 2 net monthly excess cash flow, to pay **Realized Losses** to the Group 2 Bonds for the current period;
4. From Group 2 net monthly excess cash flow, as **additional principal** to the Group 2 Bonds, on a *pro rata* basis, to build or restore Group 2 overcollateralization to the required Group 2 overcollateralization target amount;
5. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts**;
6. Any remaining Group 2 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
7. Any remaining Group 2 net monthly excess cash flow, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, and then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
8. Any remaining Group 2 net monthly excess cash flow, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, and then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
9. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 1 Bonds, in respect of **Allocated Realized Loss Amount** for such Bonds;
10. Any remaining Group 2 net monthly excess cash flow, to the Certificates.

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-A-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.26 %

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	26	26	**26**	26	26
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	8.01	2.62	**2.06**	1.27	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	30	**30**	30	30
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.90	3.06	**2.44**	1.52	1.19
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-A-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.15 %

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	15	15	**15**	15	15
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	8.06	2.63	**2.07**	1.27	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	21	17	**17**	17	18
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	14.08	3.07	**2.44**	1.52	1.19
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-M-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	**50**	50	50
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.91	2.61	**2.05**	1.27	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	54	**54**	54	54
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.58	3.04	**2.42**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-M-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.54%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	54	**54**	54	54
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.90	2.61	**2.05**	1.27	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	58	**58**	58	59
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.52	3.03	**2.42**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-M-3

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.65%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	**65**	65	65
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.85	2.60	**2.04**	1.26	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	78	70	**70**	70	71
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.36	3.02	**2.41**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-M-4

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.69%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	69	69	**69**	69	69
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.84	2.60	**2.04**	1.26	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	83	74	**74**	75	75
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.31	3.02	**2.41**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-M-5

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.73%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	73	**73**	73	73
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.82	2.59	**2.04**	1.26	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	88	78	**78**	79	79
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.25	3.02	**2.40**	1.50	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-B-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 1.20%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	**120**	120	120
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.64	2.56	**2.02**	1.25	0.97
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	144	128	**129**	129	130
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	12.63	2.97	**2.37**	1.49	1.17
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-B-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 1.30%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	130	130	**130**	130	130
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.60	2.56	**2.02**	1.25	0.97
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	155	139	**139**	140	141
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	12.50	2.96	**2.37**	1.49	1.17
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 2-A-1

Settlement:	09/09/05
Pass-Thru Margin (pre-step-up):	0.32%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	32	32	**32**	32	32
WAL (yr)	9.21	4.94	**4.35**	3.53	3.23
MDUR (yr)	7.63	4.38	**3.92**	3.25	2.99
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	**Sep12**	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	35	**34**	34	33
WAL (yr)	19.19	5.52	**4.81**	3.76	3.38
MDUR (yr)	12.72	4.77	**4.24**	3.42	3.11
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	**Mar22**	Feb17	May15

Class 2-A-2

Settlement:	09/09/05
Pass-Thru Margin (pre-step-up):	0.40%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	40	**40**	40	40
WAL (yr)	9.21	4.94	**4.35**	3.53	3.23
MDUR (yr)	7.60	4.37	**3.91**	3.24	2.99
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	**Sep12**	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	56	43	**43**	42	41
WAL (yr)	19.19	5.52	**4.81**	3.76	3.38
MDUR (yr)	12.61	4.76	**4.23**	3.41	3.10
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	**Mar22**	Feb17	May15

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 2-M-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.55%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	**55**	55	55
WAL (yr)	9.21	4.94	**4.35**	3.53	3.23
MDUR (yr)	7.54	4.35	**3.89**	3.23	2.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	**Sep12**	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	66	57	**57**	56	56
WAL (yr)	19.19	5.52	**4.81**	3.76	3.38
MDUR (yr)	12.44	4.73	**4.20**	3.40	3.09
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	**Mar22**	Feb17	May15

Class 2-M-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	**75**	75	75
WAL (yr)	9.21	4.94	**4.35**	3.53	3.23
MDUR (yr)	7.47	4.32	**3.87**	3.21	2.96
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	**Sep12**	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	89	78	**78**	77	76
WAL (yr)	19.19	5.52	**4.81**	3.76	3.38
MDUR (yr)	12.20	4.69	**4.18**	3.38	3.07
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	**Mar22**	Feb17	May15

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 2-B-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 1.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	**175**	175	175
WAL (yr)	9.21	4.94	**4.35**	3.53	3.23
MDUR (yr)	7.11	4.19	**3.76**	3.14	2.90
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	**Sep12**	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	206	181	**181**	179	178
WAL (yr)	19.19	5.52	**4.81**	3.76	3.38
MDUR (yr)	11.09	4.52	**4.04**	3.29	3.00
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	**Mar22**	Feb17	May15

Class 2-B-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 2.25%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 97.19901% (bps)	265	293	**300**	315	322
WAL (yr)	9.21	4.94	**4.35**	3.53	3.23
MDUR (yr)	6.88	4.07	**3.67**	3.07	2.84
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	**Sep12**	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 97.19901% (bps)	289	296	**302**	316	322
WAL (yr)	19.19	5.52	**4.81**	3.76	3.38
MDUR (yr)	10.43	4.37	**3.92**	3.21	2.94
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	**Mar22**	Feb17	May15

Group 1 Available Rate Schedule

(100% PPC; Actual/360)

MONTH	Available Rate (2)	Available Rate (3)	MONTH	Available Rate (2)	Available Rate (3)
1	10.373	10.373	31	8.430	12.576
2	5.427	13.599	32	7.975	12.049
3	5.597	13.977	33	8.235	12.444
4	5.787	14.380	34	8.011	12.193
5	5.852	14.634	35	8.221	12.937
6	5.973	14.923	36	8.061	13.033
7	6.278	15.386	37	8.022	12.144
8	6.074	15.314	38	8.250	10.854
9	6.152	15.516	39	7.990	10.566
10	6.099	15.586	40	8.258	10.906
11	6.212	15.842	41	8.023	10.677
12	6.230	15.917	42	8.041	10.797
13	6.251	15.988	43	8.896	11.907
14	6.330	16.117	44	8.054	10.822
15	6.273	16.102	45	8.329	11.199
16	6.348	16.228	46	8.072	10.865
17	6.293	16.273	47	8.346	11.215
18	6.311	16.343	48	8.084	10.889
19	6.545	16.650	49	8.089	10.895
20	6.328	16.462	50	8.359	11.246
21	6.478	16.702	51	8.099	10.908
22	6.528	16.807	52	8.373	11.260
23	8.070	18.236	53	8.148	10.923
24	8.020	13.897	54	8.173	10.932
25	7.864	11.185			
26	8.097	11.452			
27	7.886	11.287			
28	8.123	11.609			
29	7.943	11.844			
30	7.958	12.000			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2 and thereafter. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	9.968	9.968	31	6.116	14.754	61	6.958	8.628
2	5.143	13.725	32	5.991	14.672	62	7.212	8.934
3	5.327	13.884	33	6.060	14.786	63	7.001	8.664
4	5.480	14.008	34	5.985	14.291	64	7.259	8.972
5	5.493	13.988	35	6.020	13.338	65	7.059	8.920
6	5.600	14.059	36	6.330	14.153	66	7.123	9.136
7	5.878	14.296	37	6.289	13.411	67	7.915	10.139
8	5.689	14.064	38	6.392	13.631	68	7.176	9.181
9	5.761	14.090	39	6.289	13.617	69	7.444	9.511
10	5.711	13.991	40	6.400	13.848	70	7.234	9.229
11	5.801	14.031	41	6.314	13.855	71	7.507	9.790
12	5.756	13.954	42	6.361	14.269	72	7.280	9.700
13	5.775	13.986	43	6.714	14.804	73	7.313	9.729
14	5.856	14.080	44	6.427	14.545	74	7.592	10.083
15	5.798	14.033	45	6.549	14.799	75	7.383	9.788
16	5.884	14.128	46	6.471	14.806	76	7.668	10.147
17	5.826	14.078	47	6.574	15.049	77	7.466	10.078
18	5.841	14.101	48	6.478	15.326	78	7.538	10.316
19	6.082	14.346	49	6.473	15.472	79	8.103	11.067
20	5.855	14.124	50	6.559	15.745	80	7.624	10.398
21	5.904	14.177	51	6.479	15.788	81	7.926	10.788
22	5.825	14.108	52	6.579	16.079	82	7.719	10.486
23	5.891	14.175	53	6.526	16.157	83	8.032	10.883
24	5.848	14.169	54	6.597	16.624	84	7.855	10.661
25	5.870	14.231	55	6.900	17.219	85	7.910	10.713
26	5.961	14.363	56	6.703	17.059			
27	5.914	14.359	57	6.673	13.375			
28	6.003	14.496	58	6.516	11.160			
29	5.953	14.490	59	6.869	8.299			
30	5.969	14.561	60	6.937	8.611			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2 and thereafter. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.


Forward Curves
LIBOR Rate (%)
6
5
4
3
2
1
0
0
36
72
108
144
180
216
252
288
324
360
Period
LIB Fwd 1M
LIB Fwd 3M
LIB Fwd 6M
LIB Fwd 1Y
UST Fwd 1Y

Merrill Lynch Contact Information		
MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com
Edgar Seah (Tokyo)	813-6225-7803	edgar_seah@ml.com
Global Asset Backed Finance		
Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tim Loughlin	212-449-1646	timothy_loughlin@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Yimin Ge	212-449-1768	yimin_ge@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com
Hoi Lee Yeung	212-449-1901	hoiyee_leung@ml.com

Rating Agency Contacts

Name:	Telephone:	E-Mail:
Eric Fellows **Moody's**	(415) 274-1728	Eric.Fellows@moodys.com
David Glehan **Standard and Poor's**	(212) 438-7324	David_Glehan@sandp.com



Part I of II


SEC MAIL
RECEIVED
SEP 1 2 2005
WASH. D.C.
199
SECTION

New Issue Computational Materials

$[1,717,619,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 30, 2005



IMPORTANT NOTICES

This document and the information contained herein (the "Computational Materials") are confidential and may not be used by or disclosed to any person other than the person to whom they were originally delivered and such person's legal, tax, financial and/or accounting advisors. If you have received these Computational Materials in error, please notify the sending party immediately by telephone and return the original to such party by mail. Notwithstanding the foregoing, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the securities, and all materials of any kind relating to such federal tax treatment and structure, other than the identity of the issuer and information that would permit the identification of the issuer.

These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and is subject to completion or change. The information in these Computational Materials supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

$[1,717,619,000] *(Approximate)*

Characteristics of the Bonds (1)(2)

Class (1)	Original Principal Balance (4)	Coupon	Tranche Type	WAL to call (years) (6)	Principal Window (mos.)(6)	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A-1	$1,057,433,000	(3)(5)(7)	Wrapped Senior	2.20	54	9/2035	[AAA/Aaa]
1-A-2	$100,000,000	(3)(5)(7)	Wrapped Senior Uncapped	2.20	54	9/2035	[AAA/Aaa]
1-M-1	$141,297,000	(3)(5)	Mezzanine	2.20	54	9/2035	[AA/Aa2]
1-M-2	$20,293,000	(3)(5)	Mezzanine	2.20	54	9/2035	[AA-/Aa2]
1-M-3	$59,375,000	(3)(5)	Mezzanine	2.20	54	9/2035	[A+/Aa3]
1-M-4	$54,865,000	(3)(5)	Mezzanine	2.20	54	9/2035	[A/A2]
1-M-5	$25,554,000	(3)(5)	Mezzanine	2.20	54	9/2035	[A-/A3]
1-B-1	$29,312,000	(3)(5)	Subordinate	2.20	54	9/2035	[BBB+/Baa1]
1-B-2	$15,031,000	(3) (5)	Subordinate	2.20	54	9/2035	[BBB/Baa2]
	$1,503,160,000						
2-A-1	$100,812,000	(4)(5)	Super Senior	4.35	85	9/2035	[AAA/Aaa]
2-A-2	$36,858,000	(4)(5)	Support Senior	4.35	85	9/2035	[-- / Aaa]
2-M-1	$24,133,000	(4)(5)	Mezzanine	4.35	85	9/2035	[-- / Aa2]
2-M-2	$21,940,000	(4)(5)	Mezzanine	4.35	85	9/2035	[-- / A2]
2-B-1	$17,552,000	(4)(5)	Subordinate	4.35	85	9/2035	[-- / Baa2]
2-B-2	$13,164,000	(4)(5)	Subordinate	4.35	85	9/2035	[-- / Baa3]
	$214,459,000						
Total	$1,717,619,000						

Notes:

(1) The Class 1-A-1 Bonds and Class 1-A-2 Bonds (together, the "Class 1-A Bonds"); the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4 and Class 1-M-5 Bonds (collectively, the "Class 1-M Bonds"); the Class 1-B-1 Bonds and Class 1-B-2 Bonds (together, the "Class 1-B Bonds" and, collectively with the Class 1-A Bonds and Class 1-M Bonds, the "Group 1 Bonds") are backed primarily by the cash flows from the Group 1 Mortgage Loans; the Class 2-A-1 Bonds and Class 2-A-2 Bonds (together, the "Class 2-A Bonds"); the Class 2-M-1 Bonds and Class 2-M-2 Bonds (together, the "Class 2-M Bonds"); the Class 2-B-1 Bonds and Class 2-B-2 Bonds (together, the "Class 2-B Bonds" and, collectively with the Class 2-A Bonds and Class 2-M Bonds, the "Group 2 Bonds") are backed primarily by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under the "Group 1 Priority of Payments" and "Group 2 Priority of Payments" herein, cash flows from one loan group may be used to cover Realized Losses (as defined herein) in the other loan group.

(2) Subject to the following sentence, the Bond principal balances are subject to a +/-5% variance. The principal balances of the Class 1-A-1 Bonds and Class 1-A-2 Bonds will be sized according to investor demand, provided that the aggregate principal balance of such Bonds is subject to the +/-5% variance.

(3) The Group 1 Bonds (other than the Class 1-A-2 Bonds) are subject to a cap equal to the lesser of (i) 11.00% and (ii) the applicable Available Funds Rate (as described below).

(4) The Group 2 Bonds are subject to a cap equal to the lesser of (i) 10.25% and (ii) the applicable Available Funds Rate (as described below).

(5) The Bonds will be priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1 Bonds, Class 1-A-2, Class 2-A-1 and Class 2-A-2 Bonds will double, and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1, Class 1-B-2, Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds will increase by 1.5x.

(6) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein, and priced to call.

(7) The Class 1-A Bonds will benefit from a Bond Insurance Policy provided by Ambac Assurance Corporation.

Trust:	Impac CMB Trust Series 2005-6.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Countrywide Home Loans Servicing LP will act as initial sub-servicer with respect to primarily all of the Group 1 Mortgage Loans. On or about December 1, 2005, the sub-servicing of primarily all of the Group 1 Mortgage Loans will transfer to GMAC Mortgage Corporation. Midland Loan Services, Inc. will sub-service all of the Group 2 Mortgage Loans.
Co-Lead Managers:	Merrill Lynch Pierce, Fenner & Smith Incorporated. Bear, Stearns & Co. Inc.
Co-Manager:	UBS Investment Bank.
Indenture Trustee:	Wells Fargo Bank, National Association.
Swap Counterparty:	[____________________]. The Swap Counterparty will be rated at least "A" by Standard and Poor's and at least "A2" by Moody's Investors Service.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation.
Bonds:	The Bonds will consist of (i) the Class 1-A-1, Class 1-A-2, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds (collectively, the "Group 1 Bonds") and (ii) the Class 2-A-1, Class 2-A-2, Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds (collectively, the "Group 2 Bonds).
Bond Insurance Policy:	The bond guaranty insurance policy issued by the Bond Insurer for the benefit of the Class 1-A Bondholders.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof, provided that any class of Bonds must be purchased in a minimum total investment of $100,000.
Tax Status:	For federal income tax purposes, the Bonds will be characterized as indebtedness.
ERISA Eligibility:	The Bonds are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee

	Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Treatment:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	August 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2005 or the origination date of such Mortgage Loan. The Trust will be entitled to all payments due after August 1, 2005.
Expected Closing Date:	On or about September [9], 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in September 2005.
Accrued Interest:	The price to be paid by investors on the Closing Date for the Bonds will not include accrued interest. The Bonds will settle flat.
Accrual Period:	With respect to any Payment Date and each class of Bonds, the period from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date.
Due Date:	With respect to each Mortgage Loan, the day of the month on which each scheduled monthly payment is due.

Optional Termination:

Subject to any restrictions set forth in the transaction documents, at its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase the Group 1 Mortgage Loans from the trust, effecting an early retirement of the Group 1 Bonds, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Group 1 Mortgage Loans has been reduced to less than or equal to 20% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in August 2015.

Subject to any restrictions set forth in the transaction documents, at its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase the Group 2 Mortgage Loans from the trust, effecting an early retirement of the Group 2 Bonds, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Group 2 Mortgage Loans has been reduced to less than or equal to 20% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in August 2015.

Pricing Prepayment Speed:

The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR; and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments for the first 12 months after the origination date of such mortgage loan, 10% CPR on the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter; provided, however, that with respect to $[23,761,747] of Group 2 Mortgage Loans, the prepayment vector will assume no prepayments for the first 60 months after the origination date of such mortgage loan and 30% CPR thereafter.

Mortgage Loans:

The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $[1,722,555,599.52], of which: (a) approximately $[200,000,263.34], $[1,300.000,404.51] and $[3,159,726.96], respectively, consist of a pool of fixed-rate, first lien residential mortgage loans, adjustable-rate, first-lien residential mortgage loans and fixed-rate, second-lien residential mortgage loans, respectively (the "Group 1 Mortgage Loans"); and (b) approximately $[219,395,204.71] consist of a pool of adjustable-rate, multifamily loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The characteristics of the Mortgage Loans as of the Sample Pool Calculation Date are described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate:

The Bond Interest Rate for each Class of Bonds (other than the Class 1-A-2 Bonds) on any Payment Date will be equal to the least of (a) one-month LIBOR plus the related margin, (b) the applicable Available Funds Rate and (c) a fixed cap of 11.00% per annum on the Group 1 Bonds and a fixed cap of 10.25% per annum on the Group 2 Bonds. The Bond Interest Rate on the Class 1-A-2 Bonds for any Payment Date will be equal to one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), subject to the provisions of "Class 1-A-2 Bonds" below.

Class 1-A-2 Bonds:

The Class 1-A-2 Bonds will benefit from a special derivative contract (the "Class 1-A-2 Derivative Contract"), which will pay sufficient amounts to uncap the Bond Interest Rate on the Class 1-A-2 Bonds provided there is no default under the Class 1-A-2 Derivative Contract. So long as there is no default under the Class 1-A-2 Derivative Contract, the Class 1-A-2 Bonds will not be subject to a maximum rate or the Group 1 Available Funds Rate. In the event of a default under the Class 1-A-2 Derivative Contract, the bond margin on the Class 1-A-2 Bonds will be increased and the Bond Interest Rate will be subject to a maximum rate and the Group 1 Available Funds Rate.

Premium Rate: Approximately [11.60]% of the Group 1 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loan Group, weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the beginning of the related due period. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately [0.121]%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.25%] for the fixed-rate, first lien residential Mortgage Loans, approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans, and approximately [0.75%] for the fixed-rate, second-lien residential Mortgage Loans), (b) a master servicing fee rate of [0.03]%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Premium Rate, (e) the fee payable to the Bond Insurer in respect of the Bond Insurance Policy times a fraction equal to (1) the principal balance of the Class 1-A Bonds over (2) the aggregate principal balance of the Group 1 Mortgage Loans, (f) the fee payable to the Class 1-A-2 Derivative Contract Provider in respect of the Class 1-A-2 Derivative Contract times a fraction equal to (1) the principal balance of the Class 1-A-2 Bonds over (2) the aggregate principal balance of the Group 1 Mortgage Loans and (g) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans.

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.14%] as of the Cut-off Date), (b) a master servicing fee rate of [0.03]%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: On any Payment Date and for the Group 1 Bonds, the per annum rate equal to the product of (i) the product of (1) the Group 1 Net Mortgage Rate and (2) a fraction equal to (x) the aggregate stated principal balance of the Group 1 Mortgage Loans as of the end of the related Due Period divided by (y) the aggregate Bond Principal Balance of the Group 1 Bonds immediately prior to such Payment Date, and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Group 2 Available Funds Rate: On any Payment Date and for the Group 2 Bonds, the per annum rate equal to the product of (i) the product of (1) the Group 2 Net Mortgage Rate and (2) a fraction equal to (x) the aggregate stated principal balance of the Group 2 Mortgage Loans as of the end of the related Due Period divided by (y) the aggregate Bond Principal Balance of the Group 2 Bonds immediately prior to such Payment Date, and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Available Funds Rate: Either of the Group 1 Available Funds Rate or the Group 2 Available Funds Rate, as applicable.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds (other than the Class 1-A-2 Bonds, so long as the Class 1-A-2 Derivative Contract has not defaulted), resulting from any excess of (a) interest at the least of (i) LIBOR plus the related margin and (ii) 11.00% for the Group 1 Bonds and 10.25% for the Group 2 Bonds over (b) interest at the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent payment dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds and the Group 2 Bonds (together, the "Derivative Contracts"). The Derivative Contracts will be divided into two groups, the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts". The Group 1 Derivative Contracts will have an initial aggregate notional balance of $1,022,083,850 in respect of the Payment Date in September 25, 2005 and will increase for one period, then decline thereafter. The Group 2 Derivative Contracts will have an initial aggregate notional balance of $183,965,250 in respect of the Payment Date in September 25, 2005 and will decline thereafter. Payments under the Derivative Contracts will be made pursuant to the formulas described in the prospectus supplement.

None of the Derivative Contracts will have a remaining term in excess of [60] months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds and the aggregate notional balance of the Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 2 Bonds.

Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds any Basis Risk Shortfall Amounts, first *pro rata* to the Class 1-A-1 Bonds and Class 1-A-2 Bonds (provided that, with respect to the Class 1-A-2 Bonds, there is a default under the Class 1-A-2 Derivative Contract), then sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds. So long as there is no default under the Class 1-A-2 Derivative Contract, Basis Risk Shortfall Amounts on the Class 1-A-2 Bonds will be paid to the Class 1-A-2 Derivative Contract counterparty. Any amounts received on the Group 1 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 1 Bonds.

Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 2 Bonds any Basis Risk Shortfall Amounts, first, *pro rata*, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds; then sequentially to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds. Any amounts received on the Group 2 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 2 Bonds.

In addition, the Class 1-A-2 Bonds will benefit from the Class 1-A-2 Derivative Contract as described above under "Class 1-A-2 Bonds".

Cross-Collateralization: On each Payment Date, Crossable Excess from each Loan Group may be available to cover Crossable Losses on mortgage loans in the non-related Loan Group as follows: if on such Payment Date one Loan Group has Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the Loan Group with Crossable Excess to the Loan Group with Crossable Losses, up to the amount of such Crossable Losses.

Cross-Collateralized Loss Payments: For any Payment Date and each Loan Group, the amount, if any, of Crossable Excess from such Loan Group available to cover Crossable Losses in the other Loan Group as provided in "Cross-Collateralization" above.

Crossable Excess: With respect to each Loan Group and any Payment Date, an amount equal to the related Net Monthly Excess Cash Flow remaining after clause (6) of "Group 1 Priority of Payments" and clause (5) of "Group 2 Priority of Payments," respectively, below.

Crossable Losses: With respect to any Loan Group and any Payment Date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related due period, to the extent unreimbursed by related Net Monthly Excess Cash Flow on that Payment Date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non-related Net Monthly Excess Cash Flow on prior payment dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

For the Group 1 Bonds

1) Subordination

The Class 1-B-2, Class 1-B-1, Class 1-M-5, Class 1-M-4, Class 1-M-3, Class 1-M-2 and Class 1-M-1 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
1-A	[AAA/Aaa]	23.50%
1-M-1	[AA/Aa2]	14.10%
1-M-2	[AA-/Aa2]	12.75%
1-M-3	[A+/Aa3]	8.80%
1-M-4	[A/A2]	5.15%
1-M-5	[A-/A3]	3.45%
1-B-1	[BBB+/Baa1]	1.50%
1-B-2	[BBB/Baa2]	0.50%

2) *Overcollateralization*

At Closing, the initial Group 1 Overcollateralization Amount will be approximately [0.00]%. On and after the September 2005 Payment Date, the required Group 1 overcollateralization target and floor will be equal to [0.50]% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-Off Date.

3) Excess Cash Flow

Group 1 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" below.

4) The Bond Insurance Policy

The Bond Insurer will unconditionally and irrevocably guarantee (a) interest on the Class 1-A Bonds at the applicable Bond Interest Rate (other than any prepayment interest shortfalls or Relief Act shortfalls), (b) all losses allocated to the Class 1-A Bonds not covered by Excess Cashflow or Overcollateralization and (c) amounts due on the Bonds on the Payment Date in September 2035.

For the Group 2 Bonds

1) ***Subordination***

The Class 2-B-2, Class 2-B-1, Class 2-M-2, Class 2-M-1 and Class 2-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
2-A-1	AAA/Aaa	55.55%
2-A-2	--/Aaa	38.75%
2-M-1	--/Aa2	27.75%
2-M-2	--/A2	17.75%
2-B-1	--/Baa2	9.75%
2-B-2	--/Baa3	3.75%

2) ***Overcollateralization***

At Closing, the initial Group 2 Overcollateralization Amount will be approximately [2.25]%. On and after the September 2005 Payment Date, the required Group 2 overcollateralization target will be equal to [3.75]% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and remain at [3.75]% through the Payment Date prior to the Group 2 Stepdown Date.

Stepdown of Group 2 overcollateralization: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 overcollateralization target will equal the greater of (i) an amount equal to [7.50]% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in September 2012, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

Group 2 Trigger Event: Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the

Group 2 overcollateralization target will be equal to the Group 2 overcollateralization target on the Payment Date immediately preceding the Payment Date on which such Group 2 Trigger Event was in effect.

3) ***Excess Cash Flow***

Group 2 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 2 Priority of Payments" below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a loan group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such loan group, (ii) second, by Excess Cash Flow relating to the non-related loan group (subject to the allocation priorities set forth in the "Priority of Payments" and the "Cross-Collateralization" sections herein) and (iii) last, by the reduction of overcollateralization.

Following the reduction of any Group 1 overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied, first, to the Class 1-B-2 Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 1-B-1 Bonds until the Bond Principal Balance of such Class has been reduced to zero, third, to the Class 1-M-5 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 1-M-4 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 1-M-3 Bonds until the Bond Principal Balance of such class has been reduced to zero, sixth, to the Class 1-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero and seventh, to the Class 1-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Following the application of allocable Realized Losses on the Group 1 Mortgage Loans as set out in the preceding paragraph, all further allocable Realized Losses on the Group 1 Mortgage Loans will be covered by the Bond Insurance Policy.

Following the reduction of any Group 2 overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied first, to the Class 2-B-2 Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 2-B-1 Bonds until the Bond Principal

Balance of such Class has been reduced to zero; third, to the Class 2-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 2-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 2-A-2 Bonds until the Bond Principal Balance of such class has been reduced to zero and, sixth, to the Class 2-A-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Allocated Realized Loss Amounts: With respect to any class of Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 1 Bonds (such amount, the "Group 1 Principal Distribution Amount").

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed, *pro rata*, on each Payment Date to the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 1 Priority of Payments: Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, net derivative, bond insurance and lender-paid mortgage insurance premium fees) will be distributed in the following priority:

1. Group 1 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds;
2. From Group 1 principal distribution amount, to pay **principal** to the Group 1 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 1 net monthly excess cash flow, to the Bond Insurer, as reimbursement for any amounts due and owing under the Bond Insurance Policy;
4. From Group 1 net monthly excess cash flow, to pay **Realized Losses** to the Group 1 Bonds for the current period;
5. From Group 1 net monthly excess cash flow, as **additional principal** to the Group 1 Bonds, on a *pro rata* basis, to build or restore Group 1 overcollateralization to the required Group 1 overcollateralization target amount;
6. Any remaining Group 1 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, in respect of **Allocated Realized Loss Amounts**;
7. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 2 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
8. Any remaining Group 1 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
9. Any remaining Group 1 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
10. Any remaining Group 1 net monthly excess cash flow, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts** for such Bonds;
11. Any remaining Group 1 net monthly excess cash flow, to the Certificates.

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and net derivative fees) will be distributed in the following priority:

1. Group 2 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, and then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds;
2. From Group 2 principal distribution amount, to pay **principal** to the Group 2 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 2 net monthly excess cash flow, to pay **Realized Losses** to the Group 2 Bonds for the current period;
4. From Group 2 net monthly excess cash flow, as **additional principal** to the Group 2 Bonds, on a *pro rata* basis, to build or restore Group 2 overcollateralization to the required Group 2 overcollateralization target amount;
5. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts**;
6. Any remaining Group 2 net monthly excess cash flow, first, concurrently, to the Class 1-A-1 Bonds and Class 1-A-2 Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-B-1 and Class 1-B-2 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
7. Any remaining Group 2 net monthly excess cash flow, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, and then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
8. Any remaining Group 2 net monthly excess cash flow, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, and then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
9. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 1 Bonds, in respect of **Allocated Realized Loss Amount** for such Bonds;
10. Any remaining Group 2 net monthly excess cash flow, to the Certificates.

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-A-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.26 %

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	26	26	26	26	26
WAL (yr)	9.67	2.86	2.20	1.33	1.02
MDUR (yr)	8.01	2.62	2.06	1.27	0.98
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	Feb10	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	30	30	30	30
WAL (yr)	21.17	3.47	2.69	1.62	1.25
MDUR (yr)	13.90	3.06	2.44	1.52	1.19
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	Dec19	Jun14	Jun12

Class 1-A-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.15 %

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	15	15	15	15	15
WAL (yr)	9.67	2.86	2.20	1.33	1.02
MDUR (yr)	8.06	2.63	2.07	1.27	0.98
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	Feb10	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	21	17	17	17	18
WAL (yr)	21.17	3.47	2.69	1.62	1.25
MDUR (yr)	14.08	3.07	2.44	1.52	1.19
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	Dec19	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-M-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.91	2.61	**2.05**	1.27	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	54	54	54	54
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.58	3.04	**2.42**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-M-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.54%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	54	54	54	54
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.90	2.61	**2.05**	1.27	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	58	58	58	59
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.52	3.03	**2.42**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-M-3

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.65%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.85	2.60	**2.04**	1.26	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	78	70	70	70	71
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.36	3.02	**2.41**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-M-4

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.69%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	69	69	69	69	69
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.84	2.60	**2.04**	1.26	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	83	74	74	75	75
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.31	3.02	**2.41**	1.51	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-M-5

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.73%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	73	73	73	73
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.82	2.59	**2.04**	1.26	0.98
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	88	78	78	79	79
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	13.25	3.02	**2.40**	1.50	1.18
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 1-B-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 1.20%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	**120**	120	120
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.64	2.56	**2.02**	1.25	0.97
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	144	128	**129**	129	130
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	12.63	2.97	**2.37**	1.49	1.17
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Class 1-B-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 1.30%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	130	130	**130**	130	130
WAL (yr)	9.67	2.86	**2.20**	1.33	1.02
MDUR (yr)	7.60	2.56	**2.02**	1.25	0.97
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Aug15	Jun11	**Feb10**	May08	Sep07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	155	139	**139**	140	141
WAL (yr)	21.17	3.47	**2.69**	1.62	1.25
MDUR (yr)	12.50	2.96	**2.37**	1.49	1.17
First Prin Pay	Sep05	Sep05	**Sep05**	Sep05	Sep05
Last Prin Pay	Jun35	Sep23	**Dec19**	Jun14	Jun12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 2-A-1

Settlement:	09/09/05
Pass-Thru Margin (pre-step-up):	0.32%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	32	32	32	32	32
WAL (yr)	9.21	4.94	4.35	3.53	3.23
MDUR (yr)	7.63	4.38	3.92	3.25	2.99
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	Sep12	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	35	34	34	33
WAL (yr)	19.19	5.52	4.81	3.76	3.38
MDUR (yr)	12.72	4.77	4.24	3.42	3.11
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	Mar22	Feb17	May15

Class 2-A-2

Settlement:	09/09/05
Pass-Thru Margin (pre-step-up):	0.40%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	40	40	40	40
WAL (yr)	9.21	4.94	4.35	3.53	3.23
MDUR (yr)	7.60	4.37	3.91	3.24	2.99
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	Sep12	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	56	43	43	42	41
WAL (yr)	19.19	5.52	4.81	3.76	3.38
MDUR (yr)	12.61	4.76	4.23	3.41	3.10
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	Mar22	Feb17	May15

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 2-M-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.55%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.21	4.94	4.35	3.53	3.23
MDUR (yr)	7.54	4.35	3.89	3.23	2.98
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	Sep12	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	66	57	57	56	56
WAL (yr)	19.19	5.52	4.81	3.76	3.38
MDUR (yr)	12.44	4.73	4.20	3.40	3.09
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	Mar22	Feb17	May15

Class 2-M-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 0.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.21	4.94	4.35	3.53	3.23
MDUR (yr)	7.47	4.32	3.87	3.21	2.96
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	Sep12	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	89	78	78	77	76
WAL (yr)	19.19	5.52	4.81	3.76	3.38
MDUR (yr)	12.20	4.69	4.18	3.38	3.07
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	Mar22	Feb17	May15

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-6

Class 2-B-1

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 1.75%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	175	175	175
WAL (yr)	9.21	4.94	4.35	3.53	3.23
MDUR (yr)	7.11	4.19	3.76	3.14	2.90
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	Sep12	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	206	181	181	179	178
WAL (yr)	19.19	5.52	4.81	3.76	3.38
MDUR (yr)	11.09	4.52	4.04	3.29	3.00
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	Mar22	Feb17	May15

Class 2-B-2

Settlement: 09/09/05
Pass-Thru Margin (pre-step-up): 2.25%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 97.19901% (bps)	265	293	300	315	322
WAL (yr)	9.21	4.94	4.35	3.53	3.23
MDUR (yr)	6.88	4.07	3.67	3.07	2.84
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Aug15	Oct13	Sep12	Mar11	Sep10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 97.19901% (bps)	289	296	302	316	322
WAL (yr)	19.19	5.52	4.81	3.76	3.38
MDUR (yr)	10.43	4.37	3.92	3.21	2.94
First Prin Pay	Sep05	Sep05	Sep05	Sep05	Sep05
Last Prin Pay	Jun35	Jul25	Mar22	Feb17	May15

Group 1 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	10.373	10.373	31	8.430	12.576
2	5.427	13.599	32	7.975	12.049
3	5.597	13.977	33	8.235	12.444
4	5.787	14.380	34	8.011	12.193
5	5.852	14.634	35	8.221	12.937
6	5.973	14.923	36	8.061	13.033
7	6.278	15.386	37	8.022	12.144
8	6.074	15.314	38	8.250	10.854
9	6.152	15.516	39	7.990	10.566
10	6.099	15.586	40	8.258	10.906
11	6.212	15.842	41	8.023	10.677
12	6.230	15.917	42	8.041	10.797
13	6.251	15.988	43	8.896	11.907
14	6.330	16.117	44	8.054	10.822
15	6.273	16.102	45	8.329	11.199
16	6.348	16.228	46	8.072	10.865
17	6.293	16.273	47	8.346	11.215
18	6.311	16.343	48	8.084	10.889
19	6.545	16.650	49	8.089	10.895
20	6.328	16.462	50	8.359	11.246
21	6.478	16.702	51	8.099	10.908
22	6.528	16.807	52	8.373	11.260
23	8.070	18.236	53	8.148	10.923
24	8.020	13.897	54	8.173	10.932
25	7.864	11.185			
26	8.097	11.452			
27	7.886	11.287			
28	8.123	11.609			
29	7.943	11.844			
30	7.958	12.000			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2 and thereafter. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	9.968	9.968	31	6.116	14.754	61	6.958	8.628
2	5.143	13.725	32	5.991	14.672	62	7.212	8.934
3	5.327	13.884	33	6.060	14.786	63	7.001	8.664
4	5.480	14.008	34	5.985	14.291	64	7.259	8.972
5	5.493	13.988	35	6.020	13.338	65	7.059	8.920
6	5.600	14.059	36	6.330	14.153	66	7.123	9.136
7	5.878	14.296	37	6.289	13.411	67	7.915	10.139
8	5.689	14.064	38	6.392	13.631	68	7.176	9.181
9	5.761	14.090	39	6.289	13.617	69	7.444	9.511
10	5.711	13.991	40	6.400	13.848	70	7.234	9.229
11	5.801	14.031	41	6.314	13.855	71	7.507	9.790
12	5.756	13.954	42	6.361	14.269	72	7.280	9.700
13	5.775	13.986	43	6.714	14.804	73	7.313	9.729
14	5.856	14.080	44	6.427	14.545	74	7.592	10.083
15	5.798	14.033	45	6.549	14.799	75	7.383	9.788
16	5.884	14.128	46	6.471	14.806	76	7.668	10.147
17	5.826	14.078	47	6.574	15.049	77	7.466	10.078
18	5.841	14.101	48	6.478	15.326	78	7.538	10.316
19	6.082	14.346	49	6.473	15.472	79	8.103	11.067
20	5.855	14.124	50	6.559	15.745	80	7.624	10.398
21	5.904	14.177	51	6.479	15.788	81	7.926	10.788
22	5.825	14.108	52	6.579	16.079	82	7.719	10.486
23	5.891	14.175	53	6.526	16.157	83	8.032	10.883
24	5.848	14.169	54	6.597	16.624	84	7.855	10.661
25	5.870	14.231	55	6.900	17.219	85	7.910	10.713
26	5.961	14.363	56	6.703	17.059			
27	5.914	14.359	57	6.673	13.375			
28	6.003	14.496	58	6.516	11.160			
29	5.953	14.490	59	6.869	8.299			
30	5.969	14.561	60	6.937	8.611			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.

(2) Based on the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-month LIBOR, 3-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2 and thereafter. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.


Forward Curves
LIBOR Rate (%)
6
5
4
3
2
1
0
0
36
72
108
144
180
216
252
288
324
360
Period
LIB Fwd 1M
LIB Fwd 3M
LIB Fwd 6M
LIB Fwd 1Y
UST Fwd 1Y

Merrill Lynch Contact Information		
MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com
Edgar Seah (Tokyo)	813-6225-7803	edgar_seah@ml.com
Global Asset Backed Finance		
Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tim Loughlin	212-449-1646	timothy_loughlin@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Yimin Ge	212-449-1768	yimin_ge@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com
Hoi Lee Yeung	212-449-1901	hoiyee_leung@ml.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Eric Fellows **Moody's**	(415) 274-1728	Eric.Fellows@moodys.com
David Glehan **Standard and Poor's**	(212) 438-7324	David_Glehan@sandp.com


Merrill Lynch


SEC MAIL
RECEIVED
PROCESSING
SEP 12 2005
WASH, D.C.
199
SECTION

Part II of II

New Issue Computational Materials

$[1,722,555,000] ***(Approximate)***

Impac CMB Trust Series 2005-6

Collateralized Asset-Backed Bonds, Series 2005-6


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

August 30, 2005



IMPORTANT NOTICES

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	5,440			
Total Outstanding Balance	$1,503,160,395			
Average Loan Balance	$276,316	$9,967	to	2,000,000
WA Mortgage Rate	6.269%	3.125%	to	14.250%
WA Mortgage Rate Net LPMI	6.206%	3.125%	to	14.250%
Net WAC	5.817%	2.720%	to	13.470%
% of Fixed Rate Mortgage Loans	13.52%			
% of ARM Loans	86.48%			
ARM Characteristics				
WA Gross Margin	4.558%	1.000%	to	9.250%
WA Months to First Roll	23	1	to	120
WA Initial Rate Cap	3.622%	1.000%	to	6.750%
WA Subsequent Rate Cap	1.338%	1.000%	to	6.000%
WA Lifetime Cap	12.278%	9.125%	to	18.125%
WA Lifetime Floor	5.060%	1.000%	to	11.125%
WA Original Term (months)	359	180	to	360
WA Remaining Term (months)	357	82	to	360
WA Age (months)	2	0	to	98
WA LTV	78.19%	12.00%	to	124.44%
WA FICO	685			
WA DTI%	36.79%			
Secured by (% of pool)				
1st Liens	99.79%			
2nd Liens	0.21%			
Prepayment Penalty at Loan Orig (% of all loans)	76.80%			
Prepay Moves Exempted				
Soft	18.19%			
Hard	58.60%			
No Prepay	23.20%			

Top 5 States		Top 5 Prop Types		Top 5 Doc Types		Top 5 Purpose Codes		Occ Codes		Orig PP Term	
CA	54.23%	SFR	67.85%	Stated	38.89%	PUR	63.44%	OO	84.77%	None	23.20%
FL	8.14%	PUD	12.03%	Full	31.42%	REFI/CO	29.03%	INV	12.99%	3	0.01%
AZ	4.85%	CND	9.91%	Exp Non VA	16.26%	REFI/RT	7.52%	2nd HM	2.24%	6	1.71%
VA	4.83%	2-4 Fam	7.28%	Exp VA	8.67%	DC	0.01%			7	0.26%
NJ	3.47%	DPUD	2.61%	Exp No Doc	3.39%					12	14.01%
										24	49.40%
										36	9.81%
										60	1.60%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Product Types

Product Types	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1 Month LIBOR Loan	$171,195	1	0.01%	$171,195	6.500%	359	697	69.98%
1 Month LIBOR Loan-IO	8,305,250	20	0.55	415,263	5.790	358	677	71.19
3 Month LIBOR Loans	296,000	1	0.02	296,000	5.250	356	722	69.81
6 Month LIBOR Loans	16,827,165	62	1.12	271,406	5.730	350	683	75.59
6 Month LIBOR Loans-IO	74,958,703	196	4.99	382,442	5.708	358	706	76.78
1 Year LIBOR Loans	7,209,530	18	0.48	400,529	6.011	359	673	75.38
1 Year LIBOR Loans-IO	40,934,770	131	2.72	312,479	5.800	359	697	76.67
2/28 1 Year LIBOR Loans	2,205,282	14	0.15	157,520	5.391	354	730	79.94
2/28 1 Year LIBOR Loans-IO	1,100,329	5	0.07	220,066	5.476	357	703	78.56
2/28 6 Month LIBOR Loans	96,224,442	464	6.40	207,380	6.241	356	691	80.41
2/28 6 Month LIBOR Loans-IO	890,876,299	3,158	59.27	282,101	6.390	358	673	80.11
3/27 1 Year LIBOR Loans	1,969,339	7	0.13	281,334	5.086	355	723	80.90
3/27 1 Year LIBOR Loans-IO	29,138,373	86	1.94	338,818	5.548	357	706	78.96
3/27 6 Month LIBOR Loans	9,267,682	56	0.62	165,494	6.327	355	693	79.88
3/27 6 Month LIBOR Loans-IO	60,826,999	224	4.05	271,549	6.172	359	710	79.53
5/25 1 Year LIBOR Loans	767,807	3	0.05	255,936	6.638	360	675	67.67
5/25 1 Year LIBOR Loans-IO	14,821,226	53	0.99	279,646	5.735	360	710	76.57
5/25 6 Month LIBOR Loans	5,480,527	23	0.36	238,284	6.201	360	702	76.49
5/25 6 Month LIBOR Loans-IO	32,845,812	109	2.19	301,338	6.211	359	705	78.85
7/23 1 Year LIBOR Loans	944,000	3	0.06	314,667	5.628	360	741	77.62
7/23 1 Year LIBOR Loans-IO	2,107,800	4	0.14	526,950	5.790	360	713	71.76
7/23 6 Month LIBOR Loans	151,010	1	0.01	151,010	6.000	359	672	80.00
7/23 6 Month LIBOR Loans-IO	912,215	4	0.06	228,054	6.355	359	739	76.01
10/20 1 Year LIBOR Loans-IO	575,000	2	0.04	287,500	5.772	360	762	44.92
10/20 6 Month LIBOR Loans-IO	1,083,650	3	0.07	361,217	6.215	360	730	79.17
Fixed Balloon	2,270,934	27	0.15	84,109	11.163	176	656	97.23
Fixed Balloon-IO	403,750	3	0.03	134,583	11.126	179	640	95.81
15 Year Fixed Rate Loans	7,834,404	42	0.52	186,533	6.047	177	693	58.97.
20 Year Fixed Rate Loans	1,207,137	6	0.08	201,189	6.027	237	703	59.31
30 Year Fixed Rate Loans	110,033,092	456	7.32	241,301	6.340	358	702	70.42
30 Year Fixed Rate Loans-IO	81,410,673	258	5.42	315,545	6.210	359	713	69.15
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Current Mortgage Loan Principal Balances

Range of Current Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$466,633,179	2,879	31.04%	$162,082	6.396%	355	679	78.23%
$250,000.01 to $300,000.00	191,679,901	697	12.75	275,007	6.252	357	683	78.70
$300,000.01 to $350,000.00	150,433,398	464	10.01	324,210	6.225	358	687	78.81
$350,000.01 to $400,000.00	149,580,816	398	9.95	375,831	6.306	358	692	79.75
$400,000.01 to $450,000.00	122,870,721	288	8.17	426,634	6.237	356	690	79.02
$450,000.01 to $500,000.00	122,299,806	257	8.14	475,875	6.218	358	689	78.41
$500,000.01 to $550,000.00	71,171,858	136	4.73	523,322	6.247	358	683	80.14
$550,000.01 to $600,000.00	65,538,439	114	4.36	574,899	6.058	358	677	79.70
$600,000.01 to $650,000.00	43,481,341	69	2.89	630,164	6.194	358	678	77.46
$650,000.01 to $700,000.00	26,401,895	39	1.76	676,972	6.196	359	676	78.50
$700,000.01 to $750,000.00	21,980,061	30	1.46	732,669	6.165	358	679	77.12
$750,000.01 to $800,000.00	6,233,941	8	0.41	779,243	5.977	357	712	78.00
$800,000.01 to $850,000.00	5,838,375	7	0.39	834,054	6.369	359	709	75.23
$850,000.01 to $900,000.00	6,176,282	7	0.41	882,326	5.766	359	717	73.29
$900,000.01 to $950,000.00	6,440,000	7	0.43	920,000	6.211	359	699	68.68
$950,000.01 to $1,000,000.00	23,710,295	24	1.58	987,929	5.824	358	720	66.54
$1,000,000.01 to $2,000,000.00	22,690,088	16	1.51	1,418,131	5.959	358	696	61.27
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$0.01 to $250,000.00	$465,894,395	2,876	30.99%	$161,994	6.397%	355	679	78.24%
$250,000.01 to $300,000.00	192,120,342	699	12.78	274,850	6.251	357	683	78.67
$300,000.01 to $350,000.00	150,382,275	464	10.00	324,100	6.225	358	687	78.79
$350,000.01 to $400,000.00	149,530,347	398	9.95	375,704	6.311	358	692	79.79
$400,000.01 to $450,000.00	122,842,817	288	8.17	426,538	6.237	356	690	79.03
$450,000.01 to $500,000.00	122,727,645	258	8.16	475,689	6.213	358	689	78.38
$500,000.01 to $550,000.00	71,171,858	136	4.73	523,322	6.247	358	683	80.14
$550,000.01 to $600,000.00	65,538,439	114	4.36	574,899	6.058	358	677	79.70
$600,000.01 to $650,000.00	43,481,341	69	2.89	630,164	6.194	358	678	77.46
$650,000.01 to $700,000.00	25,702,905	38	1.71	676,392	6.212	359	677	78.71
$700,000.01 to $750,000.00	22,679,052	31	1.51	731,582	6.149	358	678	76.93
$750,000.01 to $800,000.00	6,233,941	8	0.41	779,243	5.977	357	712	78.00
$800,000.01 to $850,000.00	5,838,375	7	0.39	834,054	6.369	359	709	75.23
$850,000.01 to $900,000.00	6,176,282	7	0.41	882,326	5.766	359	717	73.29
$900,000.01 to $950,000.00	6,440,000	7	0.43	920,000	6.211	359	699	68.68
$950,000.01 to $1,000,000.00	23,710,295	24	1.58	987,929	5.824	358	720	66.54
$1,000,000.01 to $2,000,000.00	22,690,088	16	1.51	1,418,131	5.959	358	696	61.27
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$815,237,118	2,323	54.23%	$350,942	6.146%	357	687	77.77%
Florida	122,352,145	579	8.14	211,316	6.451	356	687	78.95
Arizona	72,977,652	357	4.85	204,419	6.696	358	668	80.53
Virginia	72,575,343	241	4.83	301,143	6.475	358	685	79.96
New Jersey	52,150,476	187	3.47	278,880	6.332	353	694	76.87
New York	49,089,388	126	3.27	389,598	6.252	350	702	71.26
Maryland	36,970,665	149	2.46	248,125	6.525	358	678	78.56
Nevada	30,339,346	128	2.02	237,026	6.238	358	687	79.15
Colorado	29,684,848	154	1.97	192,759	6.328	357	657	79.23
Illinois	21,637,163	98	1.44	220,787	6.565	354	680	82.45
Georgia	20,543,948	123	1.37	167,024	6.363	356	678	80.75
Minnesota	18,868,504	100	1.26	188,685	6.396	358	662	81.81
Washington	17,983,480	92	1.20	195,473	6.150	357	669	79.22
Hawaii	16,316,623	33	1.09	494,443	6.085	359	707	69.50
Massachusetts	12,835,389	53	0.85	242,177	6.694	353	694	78.32
Other	113,598,307	697	7.56	162,982	6.334	355	682	79.84
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
10.01% to 15.00%	$155,710	1	0.01%	$155,710	6.375%	358	704	12.00%
15.01% to 20.00%	565,390	3	0.04	188,463	5.731	347	639	17.96
20.01% to 25.00%	384,834	5	0.03	76,967	6.384	340	711	23.43
25.01% to 30.00%	1,758,706	8	0.12	219,838	5.923	285	666	28.16
30.01% to 35.00%	2,016,543	11	0.13	183,322	5.890	319	729	32.17
35.01% to 40.00%	4,573,862	20	0.30	228,693	5.793	337	706	38.07
40.01% to 45.00%	9,987,364	38	0.66	262,825	5.804	348	717	42.97
45.01% to 50.00%	15,127,996	47	1.01	321,872	5.746	350	715	48.12
50.01% to 55.00%	15,045,753	52	1.00	289,341	5.823	353	711	53.05
55.01% to 60.00%	41,334,117	119	2.75	347,346	5.937	352	710	58.36
60.01% to 65.00%	53,234,320	148	3.54	359,691	5.854	357	690	63.73
65.01% to 70.00%	132,086,588	443	8.79	298,164	5.981	357	702	69.41
70.01% to 75.00%	75,968,115	269	5.05	282,409	6.029	357	691	73.82
75.01% to 80.00%	897,715,741	3,361	59.72	267,098	6.275	358	684	79.82
80.01% to 85.00%	43,953,241	146	2.92	301,050	6.239	357	664	84.47
85.01% to 90.00%	112,506,268	392	7.48	287,006	6.670	357	662	89.65
90.01% to 95.00%	85,887,096	314	5.71	273,526	6.870	355	670	94.74
95.01% to 100.00%	10,801,298	61	0.72	177,070	7.521	327	686	99.97
100.01% or greater	57,453	2	0.00	28,727	13.619	114	627	124.34
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Current Mortgage Rates

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
3.000% to 3.499%	$1,249,700	2	0.08%	$624,850	3.303%	356	735	76.88%
3.500% to 3.999%	2,213,900	5	0.15	442,780	3.934	357	758	78.22
4.000% to 4.499%	2,254,048	7	0.15	322,007	4.307	356	741	78.60
4.500% to 4.999%	33,555,598	106	2.23	316,562	4.805	354	717	74.14
5.000% to 5.499%	120,528,505	391	8.02	308,257	5.290	355	704	75.79
5.500% to 5.999%	431,037,853	1,436	28.68	300,166	5.762	356	697	75.03
6.000% to 6.499%	385,980,111	1,409	25.68	273,939	6.232	357	686	77.84
6.500% to 6.999%	331,394,564	1,232	22.05	268,989	6.723	358	672	81.06
7.000% to 7.499%	107,863,902	452	7.18	238,637	7.221	358	659	81.99
7.500% to 7.999%	56,871,617	245	3.78	232,129	7.707	358	656	83.72
8.000% to 8.499%	14,404,398	64	0.96	225,069	8.216	358	650	85.35
8.500% to 8.999%	9,117,128	37	0.61	246,409	8.676	356	669	84.68
9.000% to 9.499%	1,440,632	6	0.10	240,105	9.142	341	653	80.34
9.500% to 9.999%	1,533,607	10	0.10	153,361	9.748	341	676	87.06
10.000% to 10.499%	668,721	8	0.04	83,590	10.276	294	664	89.38
10.500% to 10.999%	734,648	6	0.05	122,441	10.765	220	641	94.86
11.000% to 11.499%	489,272	5	0.03	97,854	11.206	256	625	94.93
11.500% to 11.999%	937,862	8	0.06	117,233	11.765	176	652	98.07
12.000% to 12.499%	776,958	6	0.05	129,493	12.022	179	647	94.24
12.500% to 12.999%	9,967	1	0.00	9,967	12.500	169	707	90.00
13.000% to 13.499%	68,960	3	0.00	22,987	13.142	135	634	108.25
14.000% to 14.499%	28,442	1	0.00	28,442	14.250	146	627	124.23
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Single Family Residence	$1,019,880,574	3,715	67.85%	$274,530	6.223%	357	683	78.44%
PUD	180,777,877	643	12.03	281,148	6.399	358	676	79.74
Condominium	148,976,003	613	9.91	243,028	6.225	357	693	78.68
2-4 Family	109,486,815	315	7.28	347,577	6.575	356	701	74.40
Deminimis PUD	39,265,521	129	2.61	304,384	6.137	355	709	72.90
Townhouse	4,773,604	25	0.32	190,944	6.627	358	699	79.86
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Purchase	$953,655,773	3,518	63.44%	$271,079	6.282%	357	690	79.40%
Refinance - Cashout	436,350,017	1,477	29.03	295,430	6.282	356	673	76.14
Refinance - Rate Term	113,097,151	443	7.52	255,298	6.103	354	685	75.85
Debt Consolidation	57,453	2	0.00	28,727	13.619	114	627	124.34
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Primary	$1,274,303,815	4,512	84.77%	$282,425	6.257%	357	680	78.96%
Investment	195,230,543	820	12.99	238,086	6.366	357	712	74.02
Second Home	33,626,038	108	2.24	311,352	6.157	356	708	72.98
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
61 to 120	$29,012	1	0.00%	$29,012	13.000%	82	627	124.44%
121 to 240	11,687,213	77	0.78	151,782	7.197	183	685	67.55
241 to 360	1,491,444,170	5,362	99.22	278,151	6.261	358	685	78.27
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Stated	$577,113,691	1,967	38.39%	$293,398	6.201%	356	700	76.33%
Full	472,303,139	2,012	31.42	234,743	6.157	357	665	80.21
Express Non-Verified Assets	244,348,322	700	16.26	349,069	6.523	357	677	80.29
Express Verified Assets	130,339,445	462	8.67	282,120	6.508	358	700	78.83
Express No Documentation	50,967,103	208	3.39	245,034	6.366	351	699	69.76
SISA	14,826,273	45	0.99	329,473	6.150	359	706	72.36
Alternative	9,434,976	33	0.63	285,908	5.894	357	670	82.03
Express No Doc Verified Assets	1,564,090	5	0.10	312,818	7.097	360	694	87.91
Lite	962,317	4	0.06	240,579	5.124	355	735	63.43
FISA	873,200	3	0.06	291,067	5.785	359	735	77.10
NINA	427,839	1	0.03	427,839	4.750	322	697	70.00
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$741,902	4	0.05%	$185,475	6.347%	351	0	73.30%
501 to 520	497,283	2	0.03	248,641	8.845	358	515	74.31
541 to 560	94,869	1	0.01	94,869	7.875	358	560	29.87
561 to 580	4,997,663	21	0.33	237,984	7.120	354	579	81.22
581 to 600	41,516,564	179	2.76	231,936	7.007	358	591	81.18
601 to 620	82,677,149	318	5.50	259,991	6.603	357	611	80.69
621 to 640	159,295,520	622	10.60	256,102	6.493	356	631	79.25
641 to 660	216,402,934	814	14.40	265,851	6.457	357	650	80.01
661 to 680	223,050,444	828	14.84	269,385	6.357	357	670	79.05
681 to 700	243,626,944	830	16.21	293,526	6.226	357	690	78.28
701 to 720	171,699,144	591	11.42	290,523	6.066	357	710	77.68
721 to 740	124,478,048	431	8.28	288,812	5.943	356	730	76.66
741 to 760	97,989,780	339	6.52	289,055	5.990	358	751	76.09
761 to 780	86,035,535	282	5.72	305,091	5.961	358	769	75.02
781 to 800	41,080,002	148	2.73	277,568	5.882	354	788	71.59
801 to 820	8,976,616	30	0.60	299,221	5.767	358	806	68.17
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
None	$348,805,009	1,295	23.20%	$269,347	6.178%	355	699	78.00%
3 Months	152,000	1	0.01	152,000	5.875	357	655	67.56
6 Months	25,682,354	59	1.71	435,294	6.105	357	680	71.33
7 Months	3,898,200	8	0.26	487,275	6.297	359	706	72.81
12 Months	210,614,265	653	14.01	322,533	6.207	357	700	75.69
24 Months	742,605,752	2,742	49.40	270,826	6.354	358	671	80.07
36 Months	147,413,123	590	9.81	249,853	6.221	354	698	75.37
60 Months	23,989,692	92	1.60	260,758	5.969	353	706	70.17
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
1 to 12	149,916,218	440	9.97	340,719	5.767	357	697	76.37
13 to 18	18,216,612	87	1.21	209,386	5.646	354	712	80.22
19 to 24	970,248,343	3,542	64.55	273,927	6.385	358	675	80.11
25 to 31	16,814,386	45	1.12	373,653	5.251	355	718	79.04
32 to 49	85,464,235	330	5.69	258,983	6.142	359	706	79.55
50 to 55	118,400	1	0.01	118,400	6.375	353	656	80.00
56 to 79	53,448,535	186	3.56	287,358	6.078	360	706	77.80
80 or more	5,773,675	17	0.38	339,628	5.936	360	729	72.32
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
1.000% to 1.249%	359,650	1	0.02	359,650	3.125	356	770	69.16
1.500% to 1.749%	1,182,050	2	0.08	591,025	3.499	356	736	80.00
1.750% to 1.999%	1,818,603	5	0.12	363,721	4.963	357	753	72.35
2.000% to 2.249%	1,401,250	3	0.09	467,083	4.694	356	749	71.92
2.250% to 2.499%	81,127,237	235	5.40	345,222	5.708	358	712	76.49
2.500% to 2.749%	13,773,673	36	0.92	382,602	5.644	355	715	79.63
2.750% to 2.999%	95,535,144	248	6.36	385,222	5.939	357	700	72.29
3.000% to 3.249%	33,682,113	102	2.24	330,217	6.101	357	709	78.38
3.250% to 3.499%	145,735,475	599	9.70	243,298	5.899	357	709	76.47
3.500% to 3.749%	65,223,031	256	4.34	254,777	6.227	359	705	79.13
3.750% to 3.999%	18,109,496	56	1.20	323,384	6.119	357	695	78.06
4.000% to 4.249%	63,909,827	207	4.25	308,743	6.160	359	689	76.17
4.250% to 4.499%	28,761,942	112	1.91	256,803	6.161	358	692	80.37
4.500% to 4.749%	14,301,158	65	0.95	220,018	6.325	358	688	82.65
4.750% to 4.999%	48,981,227	219	3.26	223,659	5.936	358	678	79.90
5.000% to 5.249%	141,685,002	528	9.43	268,343	6.663	359	684	79.27
5.250% to 5.499%	83,864,414	318	5.58	263,725	6.128	358	674	79.92
5.500% to 5.749%	28,396,764	146	1.89	194,498	6.564	358	664	80.02
5.750% to 5.999%	283,960,778	1,013	18.89	280,317	6.356	358	663	81.48
6.000% to 6.249%	77,256,088	266	5.14	290,436	6.689	358	645	84.05
6.250% to 6.499%	55,297,777	178	3.68	310,662	7.095	358	635	89.77
6.500% to 6.749%	9,954,861	31	0.66	321,125	7.580	358	622	90.94
6.750% to 6.999%	5,147,074	18	0.34	285,949	6.457	358	672	79.94
7.750% to 7.999%	152,963	2	0.01	76,481	9.481	324	614	87.67
8.000% to 8.249%	46,557	1	0.00	46,557	11.375	285	600	84.96
9.250% to 9.499%	336,250	1	0.02	336,250	9.250	358	518	73.98
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
9.000% to 9.499%	787,489	2	0.05	393,744	4.008	338	730	69.62
9.500% to 9.999%	9,414,470	24	0.63	392,270	5.327	359	692	71.64
10.000% to 10.499%	6,169,543	21	0.41	293,788	5.037	357	722	75.90
10.500% to 10.999%	43,206,739	133	2.87	324,863	5.151	358	721	74.50
11.000% to 11.499%	104,028,196	332	6.92	313,338	5.411	358	704	76.84
11.500% to 11.999%	327,126,562	1,114	21.76	293,650	5.802	358	692	77.48
12.000% to 12.499%	328,022,145	1,182	21.82	277,515	6.175	358	682	79.20
12.500% to 12.999%	285,395,392	1,055	18.99	270,517	6.638	358	671	80.60
13.000% to 13.499%	98,011,956	401	6.52	244,419	7.139	358	659	83.07
13.500% to 13.999%	71,579,378	278	4.76	257,480	7.422	358	658	86.96
14.000% to 14.499%	13,587,981	55	0.90	247,054	7.854	356	653	86.97
14.500% to 14.999%	7,500,266	27	0.50	277,788	8.368	357	684	83.84
15.000% to 15.499%	2,255,408	10	0.15	225,541	8.521	356	674	83.65
15.500% to 15.999%	1,820,821	7	0.12	260,117	9.189	358	669	87.67
16.000% to 16.499%	662,989	3	0.04	220,996	9.686	341	597	81.87
16.500% to 16.999%	170,937	1	0.01	170,937	10.875	359	606	90.00
17.000% to 17.499%	142,405	1	0.01	142,405	11.125	359	637	95.00
18.000% to 18.499%	117,729	2	0.01	58,864	11.224	286	604	84.98
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
September 2005	8,683,858	20	0.58	434,193	5.422	353	690	73.68
October 2005	20,187,392	69	1.34	292,571	5.518	354	702	77.51
November 2005	13,380,096	40	0.89	334,502	5.503	355	705	77.48
December 2005	30,796,066	84	2.05	366,620	5.854	356	703	76.08
January 2006	23,162,210	58	1.54	399,348	5.963	358	698	76.56
February 2006	5,244,000	18	0.35	291,333	5.913	357	681	73.03
March 2006	966,200	2	0.06	483,100	6.244	360	653	75.27
April 2006	414,700	2	0.03	207,350	5.859	356	679	72.89
May 2006	2,330,675	6	0.16	388,446	5.685	357	699	77.98
June 2006	11,300,317	39	0.75	289,752	5.980	358	704	77.51
July 2006	22,279,114	66	1.48	337,562	5.725	359	691	77.21
August 2006	11,171,591	36	0.74	310,322	5.920	360	685	74.12
September 2006	1,247,797	4	0.08	311,949	5.848	358	708	78.09
October 2006	393,722	2	0.03	196,861	4.834	350	722	80.00
November 2006	56,534	1	0.00	56,534	5.750	351	710	69.76
December 2006	662,852	4	0.04	165,713	5.465	352	759	83.39
January 2007	6,279,065	33	0.42	190,275	5.707	353	714	80.90
February 2007	9,576,643	43	0.64	222,713	5.626	354	708	79.91
March 2007	15,412,194	60	1.03	256,870	5.747	355	701	78.98
April 2007	38,765,777	181	2.58	214,176	6.048	356	695	80.07
May 2007	118,329,611	429	7.87	275,827	6.211	357	681	80.74
June 2007	398,466,269	1,460	26.51	272,922	6.422	358	670	80.76
July 2007	363,400,641	1,288	24.18	282,143	6.456	359	672	79.64
August 2007	35,873,850	124	2.39	289,305	6.465	360	696	76.22
September 2007	2,271,495	8	0.15	283,937	6.173	356	698	80.99
October 2007	591,714	2	0.04	295,857	5.177	350	669	87.64
November 2007	303,826	3	0.02	101,275	6.006	351	711	79.89
December 2007	405,474	2	0.03	202,737	6.153	352	714	84.51
January 2008	427,659	2	0.03	213,830	4.933	353	718	92.68
February 2008	1,691,766	3	0.11	563,922	5.187	354	700	78.60
March 2008	11,122,453	25	0.74	444,898	5.036	355	728	77.51
April 2008	5,746,262	16	0.38	359,141	6.004	356	694	76.67
May 2008	2,789,372	10	0.19	278,937	5.652	357	690	79.10
June 2008	8,142,665	31	0.54	262,667	5.799	358	697	82.27
July 2008	49,037,605	188	3.26	260,838	6.237	359	711	79.29
August 2008	19,399,895	84	1.29	230,951	6.141	360	702	79.98
September 2009	348,436	1	0.02	348,436	7.000	349	694	80.00
January 2010	118,400	1	0.01	118,400	6.375	353	656	80.00
June 2010	387,000	1	0.03	387,000	6.750	358	767	90.00
July 2010	19,295,947	69	1.28	279,651	6.262	359	697	77.55
August 2010	33,063,988	113	2.20	292,602	5.952	360	709	77.76
September 2010	701,600	3	0.05	233,867	6.608	360	722	80.00
July 2012	1,702,575	5	0.11	340,515	6.143	359	717	72.81
August 2012	2,412,450	7	0.16	344,636	5.704	360	729	75.44
August 2015	1,658,650	5	0.11	331,730	6.062	360	741	67.30
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
3	8,772,445	22	0.58	398,748	5.785	358	679	71.12
6	91,785,868	258	6.11	355,759	5.712	356	702	76.56
12	48,144,300	149	3.20	323,116	5.832	359	693	76.47
24	990,406,351	3,641	65.89	272,015	6.373	358	675	80.14
36	101,202,393	373	6.73	271,320	5.985	358	707	79.42
60	53,915,371	188	3.59	286,784	6.085	360	706	77.82
84	4,115,025	12	0.27	342,919	5.886	360	724	74.35
120	1,658,650	5	0.11	331,730	6.062	360	741	67.30
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
1.000%	73,932,918	202	4.92	366,005	5.845	356	696	75.22
1.500%	336,250	1	0.02	336,250	9.250	358	518	73.98
2.000%	138,603,498	535	9.22	259,072	5.670	357	707	78.51
2.250%	296,000	1	0.02	296,000	5.250	356	722	69.81
3.000%	703,516,374	2,380	46.80	295,595	6.469	358	672	79.64
4.749%	936,000	1	0.06	936,000	5.250	358	639	65.00
5.000%	51,863,073	156	3.45	332,456	6.205	358	707	76.79
5.125%	417,296	1	0.03	417,296	6.875	357	631	95.00
5.375%	712,000	2	0.05	356,000	6.625	357	711	80.00
6.000%	329,183,452	1,368	21.90	240,631	6.155	358	685	81.05
6.750%	203,544	1	0.01	203,544	5.250	356	729	95.00
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Fixed Rate Loans	$203,159,990	792	13.52%	$256,515	6.338%	348	705	69.75%
1.000%	1,016,703,138	3,680	67.64	276,278	6.337	358	677	79.38
1.500%	453,978	3	0.03	151,326	9.762	339	540	76.83
2.000%	194,317,057	669	12.93	290,459	5.974	359	705	78.30
3.000%	65,943,649	227	4.39	290,501	6.199	357	678	85.12
6.000%	22,582,582	69	1.50	327,284	5.264	356	713	79.01
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

DTI

Range of DTI	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$208,423,588	717	13.87%	$290,688	6.164%	357	703	75.57%
0.01% to 5.00%	83,010,583	308	5.52	269,515	6.599	351	691	76.00
5.01% to 10.00%	4,962,048	18	0.33	275,669	6.774	358	682	73.59
10.01% to 15.00%	7,636,604	29	0.51	263,331	6.320	358	684	75.11
15.01% to 20.00%	21,374,038	80	1.42	267,175	6.311	351	698	76.96
20.01% to 25.00%	44,665,528	181	2.97	246,771	6.222	354	689	76.80
25.01% to 30.00%	80,599,804	302	5.36	266,887	6.206	357	686	77.48
30.01% to 35.00%	158,810,682	584	10.57	271,936	6.171	357	686	77.51
35.01% to 40.00%	268,201,241	946	17.84	283,511	6.262	357	683	78.90
40.01% to 45.00%	350,912,704	1,225	23.34	286,459	6.278	358	682	79.49
45.01% to 50.00%	256,001,348	985	17.03	259,900	6.340	357	672	79.86
50.01% to 55.00%	15,554,257	53	1.03	293,477	5.902	353	691	74.91
55.01% or greater	3,007,969	12	0.20	250,664	6.031	357	693	77.47
Total:	**$1,503,160,395**	**5,440**	**100.00%**	**$276,316**	**6.269%**	**357**	**685**	**78.19%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE *PROSPECTUS SUPPLEMENT*

MF Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	167			
Total Outstanding Balance	$219,395,205			
Average Loan Balance	$1,313,744	$299,246	to	$6,094,432
WA Mortgage Rate	5.780%	4.500%	to	6.625%
WA Mortgage Rate Net LPMI	5.780%	4.500%	to	6.625%
Net WAC	5.610%	4.330%	to	6.455%
ARM Characteristics				
WA Gross Margin	2.552%	2.250%	to	3.250%
WA Months to First Roll	63	2	to	120
WA Initial Rate Cap	3.061%	1.000%	to	5.000%
WA Subsequent Rate Cap	1.000%	1.000%	to	1.000%
WA Lifetime Cap	11.778%	10.500%	to	12.625%
WA Lifetime Floor	5.780%	4.500%	to	6.625%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	359	354	to	360
WA Age (months)	1	0	to	6
WA LTV	65.16%	25.18%	to	80.00%
WA FICO	739			
WA DCR	1.33%			
Secured by (% of pool)				
1st Liens	100.00%			
Prepayment Penalty at Loan Orig (% of all loans)	100.00%			
Prepay Moves Exempted				
Hard	100.00%			

Top 5 States		Prop Type		Doc Type		Purpose Codes		Occ Code		Orig PP Term	
CA	56.87%	MF	100.00%	Full	99.16%	PUR	51.17%	INV	100.00%	36	31.24%
AZ	11.09%			Exp No Doc	0.84%	REFI/CO	44.52%			60	47.72%
FL	7.73%					REFI/RT	4.32%			84	2.62%
MN	3.20%									120	18.41%
WA	2.40%										

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Current Mortgage Loan Principal Balances

Range of Current Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$250,000.01 to $300,000.00	$299,246	1	0.14%	$299,246	6.250%	357	723	80.00%
$300,000.01 to $350,000.00	963,194	3	0.44	321,065	5.984	359	732	56.69
$350,000.01 to $400,000.00	2,634,360	7	1.20	376,337	6.160	359	718	61.86
$400,000.01 to $450,000.00	2,924,095	7	1.33	417,728	6.157	358	725	59.33
$450,000.01 to $500,000.00	3,426,552	7	1.56	489,507	6.069	359	703	68.55
$500,000.01 to $550,000.00	2,630,995	5	1.20	526,199	5.721	358	730	67.81
$550,000.01 to $600,000.00	5,808,248	10	2.65	580,825	5.940	358	745	62.18
$600,000.01 to $650,000.00	6,906,258	11	3.15	627,842	5.941	359	720	62.27
$650,000.01 to $700,000.00	4,076,868	6	1.86	679,478	5.748	358	749	67.36
$700,000.01 to $750,000.00	5,864,756	8	2.67	733,094	5.873	358	716	67.19
$750,000.01 to $800,000.00	5,414,730	7	2.47	773,533	5.715	358	735	64.72
$800,000.01 to $850,000.00	824,270	1	0.38	824,270	5.750	359	772	52.28
$850,000.01 to $900,000.00	1,755,700	2	0.80	877,850	5.753	360	769	56.88
$900,000.01 to $950,000.00	5,566,508	6	2.54	927,751	5.936	359	731	55.29
$950,000.01 to $1,000,000.00	5,915,306	6	2.70	985,884	5.688	359	721	56.52
$1,000,000.01 to $2,000,000.00	75,337,574	54	34.34	1,395,140	5.723	359	741	64.79
$2,000,000.01 or greater	89,046,545	26	40.59	3,424,867	5.766	359	744	67.28
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
$250,000.01 to $300,000.00	$299,246	1	0.14%	$299,246	6.250%	357	723	80.00%
$300,000.01 to $350,000.00	963,194	3	0.44	321,065	5.984	359	732	56.69
$350,000.01 to $400,000.00	2,634,360	7	1.20	376,337	6.160	359	718	61.86
$400,000.01 to $450,000.00	2,924,095	7	1.33	417,728	6.157	358	725	59.33
$450,000.01 to $500,000.00	3,426,552	7	1.56	489,507	6.069	359	703	68.55
$500,000.01 to $550,000.00	2,630,995	5	1.20	526,199	5.721	358	730	67.81
$550,000.01 to $600,000.00	5,808,248	10	2.65	580,825	5.940	358	745	62.18
$600,000.01 to $650,000.00	6,906,258	11	3.15	627,842	5.941	359	720	62.27
$650,000.01 to $700,000.00	4,076,868	6	1.86	679,478	5.748	358	749	67.36
$700,000.01 to $750,000.00	5,864,756	8	2.67	733,094	5.873	358	716	67.19
$750,000.01 to $800,000.00	5,414,730	7	2.47	773,533	5.715	358	735	64.72
$800,000.01 to $850,000.00	824,270	1	0.38	824,270	5.750	359	772	52.28
$850,000.01 to $900,000.00	1,755,700	2	0.80	877,850	5.753	360	769	56.88
$900,000.01 to $950,000.00	5,566,508	6	2.54	927,751	5.936	359	731	55.29
$950,000.01 to $1,000,000.00	5,915,306	6	2.70	985,884	5.688	359	721	56.52
$1,000,000.01 to $2,000,000.00	75,337,574	54	34.34	1,395,140	5.723	359	741	64.79
$2,000,000.01 or greater	89,046,545	26	40.59	3,424,867	5.766	359	744	67.28
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Geographic Distributions of Mortgaged Properties

State	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
California	$124,778,648	97	56.87%	$1,286,378	5.715%	359	735	59.96%
Arizona	24,334,947	14	11.09	1,738,210	5.913	359	734	69.90
Florida	16,967,293	10	7.73	1,696,729	5.754	359	757	70.27
Minnesota	7,016,195	5	3.20	1,403,239	5.765	357	733	77.30
Washington	5,271,405	3	2.40	1,757,135	5.764	358	757	72.43
Texas	5,077,004	5	2.31	1,015,401	5.971	358	723	73.40
Michigan	3,719,584	5	1.70	743,917	6.107	359	724	76.60
Oregon	3,373,481	4	1.54	843,370	5.883	358	757	68.91
Missouri	2,824,677	2	1.29	1,412,338	5.875	358	797	63.84
Idaho	2,770,064	1	1.26	2,770,064	6.125	358	739	77.08
Ohio	2,762,170	1	1.26	2,762,170	5.750	357	758	71.03
Tennessee	2,638,022	1	1.20	2,638,022	6.375	359	789	80.00
Massachusetts	2,560,000	1	1.17	2,560,000	6.000	360	728	80.00
Nevada	2,550,000	1	1.16	2,550,000	5.375	360	783	71.43
Kansas	2,504,495	3	1.14	834,832	5.751	360	721	60.06
Oklahoma	1,560,000	1	0.71	1,560,000	6.000	360	754	65.00
Alaska	1,440,000	1	0.66	1,440,000	6.000	360	759	80.00
Utah	1,256,963	2	0.57	628,481	5.823	357	735	76.96
Connecticut	1,237,500	1	0.56	1,237,500	5.375	360	725	75.00
Vermont	999,171	1	0.46	999,171	6.000	359	767	73.53
New Mexico	748,469	1	0.34	748,469	5.500	358	680	75.00
Pennsylvania	577,000	1	0.26	577,000	6.375	358	762	69.94
Virginia	536,000	1	0.24	536,000	5.750	358	741	80.00
New York	495,561	1	0.23	495,561	5.750	359	790	80.00
Georgia	422,902	1	0.19	422,902	6.125	357	690	80.00
New Jersey	367,705	1	0.17	367,705	6.125	359	700	80.00
Rhode Island	306,702	1	0.14	306,702	5.375	359	787	73.10
North Carolina	299,246	1	0.14	299,246	6.250	357	723	80.00
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
25.01% to 30.00%	$1,798,524	2	0.82%	$899,262	6.042%	359	766	26.16%
30.01% to 35.00%	1,000,000	1	0.46	1,000,000	5.625	360	763	34.72
35.01% to 40.00%	3,876,190	5	1.77	775,238	5.785	359	743	36.79
40.01% to 45.00%	6,891,373	6	3.14	1,148,562	5.707	359	754	42.31
45.01% to 50.00%	10,044,149	9	4.58	1,116,017	5.757	359	743	48.13
50.01% to 55.00%	16,012,916	13	7.30	1,231,763	5.674	359	754	52.75
55.01% to 60.00%	16,529,293	17	7.53	972,311	5.914	358	736	59.18
60.01% to 65.00%	38,528,685	28	17.56	1,376,024	5.762	359	736	63.08
65.01% to 70.00%	42,004,394	24	19.15	1,750,183	5.761	359	731	67.16
70.01% to 75.00%	50,485,990	38	23.01	1,328,579	5.691	358	740	73.06
75.01% to 80.00%	32,223,692	24	14.69	1,342,654	5.963	358	741	78.64
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Current Mortgage Rates

Range of Current Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
4.500% to 4.999%	$1,436,464	1	0.65%	$1,436,464	4.500%	356	641	75.00%
5.000% to 5.499%	7,073,452	5	3.22	1,414,690	5.375	360	748	68.28
5.500% to 5.999%	153,601,284	111	70.01	1,383,795	5.677	359	742	63.98
6.000% to 6.499%	54,474,701	45	24.83	1,210,549	6.119	359	734	67.71
6.500% to 6.999%	2,809,303	5	1.28	561,861	6.515	358	699	67.34
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Property Type

Property Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Multi-Family	$219,395,205	167	100.00%	$1,313,744	5.780%	359	739	65.16%
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Purpose

Loan Purpose	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Purchase	$112,256,175	86	51.17%	$1,305,304	5.812%	359	736	69.78%
Refinance - Cashout	97,666,510	73	44.52	1,337,897	5.744	359	744	60.54
Refinance - Rate Term	9,472,519	8	4.32	1,184,065	5.781	359	729	58.02
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Occupancy

Occupancy	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Investment	$219,395,205	167	100.00%	$1,313,744	5.780%	359	739	65.16%
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Remaining Months to Scheduled Maturity

Range of Remaining Months to Scheduled Maturity	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
241 to 360	$219,395,205	167	100.00%	$1,313,744	5.780%	359	739	65.16%
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Documentation

Documentation	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Full	$217,557,659	163	99.16%	$1,334,710	5.777%	359	740	65.26%
Express No Documentation	1,837,546	4	0.84	459,386	6.183	359	686	53.23
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores

Range of Credit Scores	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
Not Available	$2,212,573	3	1.01%	$737,524	5.875%	358	0	61.48%
621 to 640	1,975,000	2	0.90	987,500	6.027	360	628	64.97
641 to 660	8,912,566	5	4.06	1,782,513	5.828	359	645	70.49
661 to 680	6,065,621	9	2.76	673,958	5.711	358	668	69.39
681 to 700	26,708,247	23	12.17	1,161,228	5.745	359	694	63.05
701 to 720	24,279,611	19	11.07	1,277,874	5.758	359	709	66.17
721 to 740	22,948,356	22	10.46	1,043,107	5.815	359	731	70.30
741 to 760	39,741,209	24	18.11	1,655,884	5.785	358	749	65.55
761 to 780	55,248,820	40	25.18	1,381,220	5.788	358	768	60.84
781 to 800	30,004,314	19	13.68	1,579,174	5.752	359	790	67.80
801 to 820	1,298,887	1	0.59	1,298,887	5.875	359	808	59.91
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
36 Months	$68,548,130	46	31.24%	$1,490,177	5.636%	359	744	69.61%
60 Months	104,697,353	82	47.72	1,276,797	5.786	358	737	64.18
84 Months	5,754,534	6	2.62	959,089	5.959	359	744	61.25
120 Months	40,395,188	33	18.41	1,224,097	5.984	359	738	60.72
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Prepayment Penalty Type

Prepayment Penalty Type	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
5 Year-3/2/1/1/1	$101,032,153	81	46.05%	$1,247,311	5.778%	359	736	64.22%
3 Year-3/2/1	67,455,730	45	30.75	1,499,016	5.634	359	744	69.64
10 Year-3/3/3/2/2/2/1/1/1/0	20,298,640	18	9.25	1,127,702	6.133	359	714	63.53
10 Year-5 Year Lockout-5/4/3/2/1	20,096,548	15	9.16	1,339,770	5.832	359	761	57.88
7 Year-3/3/2/2/1/1/0	5,754,534	6	2.62	959,089	5.959	359	744	61.25
5 Year-5/4/3/2/1	3,665,200	1	1.67	3,665,200	6.000	357	752	63.09
3 Year-2/1/1	1,092,400	1	0.50	1,092,400	5.750	358	733	67.43
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Months to Roll

Months to Roll	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1 to 12	$1,743,165	2	0.79%	$871,583	4.654%	357	667	74.67%
19 to 24	2,822,361	3	1.29	940,787	5.911	359	713	75.72
25 to 31	973,635	1	0.44	973,635	5.500	354	668	77.93
32 to 49	63,008,968	40	28.72	1,575,224	5.653	359	748	69.07
56 to 79	101,032,153	81	46.05	1,247,311	5.778	359	736	64.22
80 >=	49,814,921	40	22.71	1,245,373	5.982	359	739	60.95
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Gross Margins

Range of Gross Margins	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
2.250% to 2.499%	$3,004,032	2	1.37%	$1,502,016	5.710%	358	699	51.22%
2.500% to 2.749%	172,765,672	123	78.75	1,404,599	5.754	359	739	66.59
2.750% to 2.999%	40,626,738	38	18.52	1,069,125	5.918	358	747	59.96
3.000% to 3.249%	1,217,539	2	0.55	608,770	6.313	359	703	60.82
3.250% to 3.499%	1,781,223	2	0.81	890,611	4.911	357	649	72.10
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
10.500% to 10.999%	$1,436,464	1	0.65%	$1,436,464	4.500%	356	641	75.00%
11.000% to 11.499%	7,073,452	5	3.22	1,414,690	5.375	360	748	68.28
11.500% to 11.999%	154,081,284	112	70.23	1,375,726	5.680	359	742	63.98
12.000% to 12.499%	54,474,701	45	24.83	1,210,549	6.119	359	734	67.71
12.500% to 12.999%	2,329,303	4	1.06	582,326	6.519	358	712	67.85
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Next Rate Adjustment Date

Next Rate Adjustment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
October 2005	$1,436,464	1	0.65%	$1,436,464	4.500%	356	641	75.00%
January 2006	306,702	1	0.14	306,702	5.375	359	787	73.10
June 2007	1,382,361	2	0.63	691,181	5.818	358	666	71.26
August 2007	1,440,000	1	0.66	1,440,000	6.000	360	759	80.00
February 2008	973,635	1	0.44	973,635	5.500	354	668	77.93
May 2008	1,603,923	3	0.73	534,641	5.675	357	701	66.94
June 2008	22,276,898	12	10.15	1,856,408	5.683	358	745	72.41
July 2008	25,067,197	13	11.43	1,928,246	5.638	359	764	66.99
August 2008	12,720,950	11	5.80	1,156,450	5.655	360	732	67.30
September 2008	1,340,000	1	0.61	1,340,000	5.375	360	714	71.66
April 2010	5,755,212	2	2.62	2,877,606	5.890	356	762	60.85
May 2010	15,896,722	16	7.25	993,545	5.828	357	750	70.01
June 2010	16,532,228	17	7.54	972,484	5.859	358	735	66.17
July 2010	45,575,491	33	20.77	1,381,075	5.693	359	733	60.93
August 2010	14,021,500	11	6.39	1,274,682	5.866	360	733	67.90
September 2010	3,251,000	2	1.48	1,625,500	5.754	360	689	62.27
May 2012	1,246,667	1	0.57	1,246,667	6.000	357	731	73.53
June 2012	923,355	1	0.42	923,355	6.125	358	701	58.73
July 2012	2,860,513	3	1.30	953,504	5.941	359	769	56.94
August 2012	724,000	1	0.33	724,000	5.750	360	720	60.38
May 2015	7,937,927	6	3.62	1,322,988	6.033	357	749	66.60
June 2015	6,093,876	4	2.78	1,523,469	6.019	358	760	69.75
July 2015	13,750,085	14	6.27	982,149	6.135	359	758	58.67
August 2015	16,278,500	10	7.42	1,627,850	5.822	360	710	56.73
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Initial Fixed Period

Initial Fixed Period	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
6	$1,743,165	2	0.79%	$871,583	4.654%	357	667	74.67%
24	2,822,361	3	1.29	940,787	5.911	359	713	75.72
36	63,982,603	41	29.16	1,560,551	5.651	359	747	69.20
60	101,032,153	81	46.05	1,247,311	5.778	359	736	64.22
84	5,754,534	6	2.62	959,089	5.959	359	744	61.25
120	44,060,388	34	20.08	1,295,894	5.985	359	739	60.92
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Initial Cap

Initial Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1.000%	$1,743,165	2	0.79%	$871,583	4.654%	357	667	74.67%
3.000%	209,193,539	160	95.35	1,307,460	5.780	359	743	65.10
5.000%	8,458,500	5	3.86	1,691,700	6.003	360	670	64.61
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Subsequent Cap

Subsequent Cap	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1.000%	$219,395,205	167	100.00%	$1,313,744	5.780%	359	739	65.16%
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Debt Service Coverage Ratios

Range of Debt Service Coverage Ratios	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1.00% or less	$2,150,300	2	0.98%	$1,075,150	5.729%	360	748	57.74%
1.01% to 1.05%	1,140,000	1	0.52	1,140,000	5.750	360	685	75.00
1.11% to 1.15%	32,930,980	25	15.01	1,317,239	5.813	359	727	66.61
1.16% to 1.20%	55,377,402	44	25.24	1,258,577	5.760	359	733	69.33
1.21% to 1.25%	23,549,254	18	10.73	1,308,292	5.814	359	741	65.64
1.26% to 1.30%	15,082,398	11	6.87	1,371,127	5.917	358	747	65.10
1.31% to 1.35%	16,987,379	11	7.74	1,544,307	5.609	359	733	63.03
1.36% to 1.40%	9,950,390	9	4.54	1,105,599	6.039	358	748	70.77
1.41% to 1.45%	15,604,258	12	7.11	1,300,355	5.797	358	741	67.80
1.46% to 1.50%	12,589,127	8	5.74	1,573,641	5.750	359	764	65.88
1.51% to 1.55%	10,352,856	9	4.72	1,150,317	5.765	359	750	69.19
1.56% to 1.60%	8,567,500	4	3.91	2,141,875	5.588	359	754	58.23
1.61% to 1.65%	4,047,000	2	1.84	2,023,500	5.625	360	757	42.55
1.71% to 1.75%	1,699,519	2	0.77	849,759	5.801	359	767	33.46
1.76% to 1.80%	1,407,694	2	0.64	703,847	5.842	360	762	36.85
1.86% to 1.90%	975,000	1	0.44	975,000	5.625	359	767	38.24
1.91% to 1.95%	1,000,000	1	0.46	1,000,000	5.625	359	711	40.40
2.01% or greater	5,984,148	5	2.73	1,196,830	5.842	359	730	48.44
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

First Payment Date

First Payment Date	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
March 2005	$973,635	1	0.44%	$973,635	5.500%	354	668	77.93%
May 2005	7,191,676	3	3.28	2,397,225	5.612	356	737	63.68
June 2005	26,685,239	26	12.16	1,026,355	5.888	357	745	68.98
July 2005	47,208,717	36	21.52	1,311,353	5.801	358	740	69.58
August 2005	87,559,987	64	39.91	1,368,125	5.753	359	748	62.22
September 2005	45,184,950	34	20.60	1,328,969	5.793	360	725	63.97
October 2005	4,591,000	3	2.09	1,530,333	5.643	360	696	65.01
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Current Occupancy Rates

Current Occupancy Rates	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
65.01% to 70.00%	$1,254,600	1	0.57%	$1,254,600	5.625%	360	732	54.55%
70.01% to 75.00%	1,436,464	1	0.65	1,436,464	4.500	356	641	75.00
75.01% to 80.00%	311,733	1	0.14	311,733	5.875	359	0	36.88
85.01% to 90.00%	3,123,485	4	1.42	780,871	5.907	360	726	71.08
90.01% to 95.00%	64,710,693	50	29.50	1,294,214	5.822	358	748	67.93
95.01% to 100.00%	148,558,230	110	67.71	1,350,529	5.772	359	737	63.88
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Number of Units

Number of Units	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1 to 9	$15,419,429	29	7.03%	$531,704	5.887%	359	726	58.22%
10 to 14	20,289,917	28	9.25	724,640	5.762	358	738	63.53
15 to 24	44,979,328	46	20.50	977,811	5.732	358	728	64.66
25 to 49	56,734,897	37	25.86	1,533,376	5.793	359	744	62.57
50 or more	81,971,634	27	37.36	3,035,986	5.782	359	745	68.94
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Year Built

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Year Built	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
1953 and before	$32,755,147	29	14.93%	$1,129,488	5.806%	359	719	64.24%
1954 to 1970	85,905,830	76	39.16	1,130,340	5.766	358	740	63.39
1971 to 1975	21,368,489	12	9.74	1,780,707	5.694	359	731	68.72
1976 to 1980	19,177,240	16	8.74	1,198,577	5.769	359	745	67.73
1981 to 1985	22,164,096	12	10.10	1,847,008	5.814	359	754	70.53
1986 to 1990	26,385,417	14	12.03	1,884,673	5.763	359	753	63.32
1991 to 1995	6,768,400	4	3.09	1,692,100	5.878	359	737	57.21
1996 and after	4,870,586	4	2.22	1,217,646	6.078	358	732	73.40
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**

Renovated

Renovated	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG TERM	FICO	ORIG LTV
No	$53,974,615	46	24.60%	$1,173,361	5.836%	359	724	64.58%
Yes	165,420,590	121	75.40	1,367,112	5.762	358	744	65.35
Total:	**$219,395,205**	**167**	**100.00%**	**$1,313,744**	**5.780%**	**359**	**739**	**65.16%**